UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May 2025

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

1

ULTRAPAR HOLDINGS INC.

ITEM

1.	Individual and Consolidated Interim Financial Information as of and for the Quarter Ended March 31, 2025 and Report on Review of Interim Financial Information
2.	1Q25 Earnings Release
3.	Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on May 7, 2025

2

 Individual and Consolidated Interim Financial Information as of and for the Quarter Ended March 31, 2025 and Report on Review of Interim Financial Information

ultra

Interim Financial Information

March 31, 2025

Ultrapar Participações S.A.

Ipiranga ultragaz ultracargo Hidrovias do Brasil

a

3

Ultrapar Participações S.A. and Subsidiaries

4

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Report on Review of Interim Financial Information
for the Quarter Ended March 31, 2025

Deloitte Touche Tohmatsu Auditores Independentes Ltda.

5

Deloitte Touche Tohmatsu Av. Dr. Chucri Zaidan, 1.240 - 4[o] ao 12[o] andares - Golden Tower 04711-130 - São Paulo - SP Brazil Tel.: + 55 (11) 5186-1000 Fax: + 55 (11) 5181-2911 www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of

Ultrapar Participações S.A.

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Ultrapar Participações S.A. (“Company”), identified as Parent and Consolidated, included in the Interim Financial Information Form (ITR), for the quarter ended March 31, 2025, which comprises the statements of financial position as at March 31, 2025 and the related statements of income and comprehensive income for the three-month periods then ended, and of changes in equity and of cash flows for the three-month period then ended, including the explanatory notes.

Management is responsible for the preparation of this individual and consolidated interim financial information in accordance with technical pronouncement CPC 21(R1) and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information has not been prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34 applicable to the preparation of ITR and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited (“DTTL”), its global network of member firms, and their related entities (collectively, the “Deloitte organization”). DTTL (also referred to as “Deloitte Global”) and each of its member firms and related entities are legally separate and independent entities, which cannot obligate or bind each other in respect of third parties. DTTL and each DTTL member firm and related entity is liable only for its own acts and omissions, and not those of each other. DTTL does not provide services to clients. Please see www.deloitte.com/about to learn more.

Deloitte is a leading global provider of audit and assurance, consulting, financial advisory, risk advisory, tax and related services. Our global network of member firms and related entities in more than 150 countries and territories (collectively, the “Deloitte organization”) serves four out of five Fortune Global 500® companies. Learn how Deloitte’s approximately 460,000 people make an impact that matters at www.deloitte.com.

© 2025. For information, contact Deloitte Global.

6

Other matters

Statements of value added

The interim financial information referred to above includes the individual and consolidated statements of value added (DVA) for the three-month period ended March 31, 2025, prepared under the responsibility of the Company’s Management, and presented as supplemental information for international standard IAS 34 purposes. These statements were subject to the review procedures performed together with the review of the ITR to reach a conclusion on whether they are reconciled with the interim financial information and the accounting records, as applicable, and if their form and content are consistent with the criteria set forth in technical pronouncement CPC 09 (R1) - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria defined in such standard and consistently with the individual and consolidated interim financial information taken as a whole.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, May 07, 2025

DELOITTE TOUCHE TOHMATSU	Daniel Corrêa de Sá
Auditores Independentes Ltda.	Engagement Partner

7

Ultrapar Participações S.A. and Subsidiaries
Statements of financial position
For the periods ended March 31, 2025 and 2024
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Assets
Current assets
Cash and cash equivalents	4.a	10,040	4,186	1,436,088	2,071,593
Financial investments, derivative financial instruments and other financial assets	4.b	13,816	20,100	1,301,330	2,553,011
Trade receivables	5.a	‐	‐	3,535,702	3,540,266
Reseller financing	5.a	‐	‐	529,476	511,979
Inventories	6	‐	‐	4,134,837	3,917,076
Recoverable taxes	7.a	1,391	1,323	1,991,388	2,040,008
Recoverable income and social contribution taxes	7.b	19,851	16,734	138,751	151,930
Energy trading futures contracts	26.h	‐	‐	349,079	141,257
Dividends receivable	-	92,395	‐	2,303	3,415
Other receivables and other assets	-	106,602	95,859	306,772	294,769
Prepaid expenses	-	9,202	5,506	202,194	163,846
Contractual assets with customers - exclusivity rights	10	‐	‐	646,203	658,571
Total current assets		253,297	143,708	14,574,123	16,047,721

Non-current liabilities
Financial investments, derivative financial instruments and other financial assets	4.b	302,608	302,608	3,256,356	3,407,080
Trade receivables	5.a	‐	‐	30,723	27,003
Reseller financing	5.a	‐	‐	710,128	766,045
Related parties	8	7,076	7,076	52,159	48,309
Deferred income and social contribution taxes	9.a	142,074	142,630	868,557	936,941
Recoverable taxes	7.a	74	74	2,424,761	2,650,269
Recoverable income and social contribution taxes	7.b	7,196	7,196	338,728	346,137
Energy trading futures contracts	26.h	‐	‐	382,436	263,438
Escrow deposits	18.a	12,982	12,615	401,513	446,076
Indemnification asset - business combination	18.c	‐	‐	126,349	126,098
Other receivables and other assets	-	‐	‐	97,251	114,469
Prepaid expenses	-	16,315	18,989	42,686	40,904
Contractual assets with customers - exclusivity rights	10	‐	‐	1,455,749	1,473,331

Investments in subsidiaries, joint ventures and associates	11	14,551,146	14,898,466	2,024,525	2,148,633
Right-of-use assets, net	12	6,850	7,664	1,643,758	1,671,324
Property, plant and equipment, net	13	66,704	68,447	7,251,018	7,135,966
Intangible assets, net	14	272,399	273,674	2,073,777	1,908,330
Total non-current assets		15,385,424	15,739,439	23,180,474	23,510,353
Total assets		15,638,721	15,883,147	37,754,597	39,558,074

The accompanying notes are an integral part of the interim financial information.

8

Ultrapar Participações S.A. and Subsidiaries
Statements of financial position
For the periods ended March 31, 2025 and 2024
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Liabilities
Current liabilities
Trade payables	16.a	19,461	25,423	2,366,664	3,518,385
Trade payables - reverse factoring	16.b	‐	‐	1,167,001	1,014,504
Loans, financing and derivative financial instruments	15	‐	‐	1,866,432	3,175,017
Debentures	15	‐	‐	716,057	377,743
Salaries and related charges	-	30,268	44,191	370,601	480,285
Taxes payable	-	409	903	168,167	151,230
Energy trading futures contracts	26.h	‐	‐	284,778	66,729
Dividends payable	-	14,120	293,165	48,177	327,471
Income and social contribution taxes payable	-	91	175	160,892	322,074
Post-employment benefits	17.b	‐	‐	24,098	24,098
Provision for decarbonization credit	-	‐	‐	96,367	‐
Provisions for tax, civil and labor risks	18.a	433	431	51,277	47,788
Leases payable	12.b	2,828	3,012	318,932	316,460
Financial liabilities of customers	-	‐	‐	102,158	117,090
Other payables	-	19,104	2,069	557,715	554,327
Total current liabilities		86,714	369,369	8,299,316	10,493,201

Non-current liabilities
Loans, financing and derivative financial instruments	15	‐	‐	6,502,396	6,393,232
Debentures	15	‐	‐	4,471,042	4,356,118
Energy trading futures contracts	26.h	‐	‐	146,858	48,047
Related parties	8	2,875	2,875	3,516	3,516
Deferred income and social contribution taxes	9.a	‐	‐	143,134	132,825
Post-employment benefits	17.b	1,603	1,517	203,154	198,778
Provisions for tax, civil and labor risks	18.a	192,604	197,396	602,445	610,572
Leases payable	12.b	5,040	5,698	1,163,298	1,168,692
Financial liabilities of customers	-	‐	‐	48,920	63,135
Subscription warrants - indemnification	19	50,286	47,745	50,286	47,745
Provision for unsecured liabilities of subsidiaries, joint ventures and associates	11	66,752	68,530	8,006	349
Other payables	-	37,310	31,299	221,820	218,420
Total non-current liabilities		356,470	355,060	13,564,875	13,241,429

Equity
Share capital	20.a	6,621,752	6,621,752	6,621,752	6,621,752
Equity instrument granted	20.b	123,364	108,253	123,364	108,253
Capital reserve	20.d	613,215	612,048	613,215	612,048
Treasury shares	20.c	(710,699)	(596,400)	(710,699)	(596,400)
Revaluation reserve of subsidiaries	20.d	3,586	3,632	3,586	3,632
Profit reserves	20.e	7,987,100	7,987,100	7,987,100	7,987,100
Retained earnings	-	332,846	‐	332,846	‐
Accumulated other comprehensive income	-	224,373	214,212	224,373	214,212
Additional dividends to the minimum mandatory dividends	-	‐	208,121	‐	208,121
Equity attributable to:
Shareholders of Ultrapar	-	15,195,537	15,158,718	15,195,537	15,158,718
Non-controlling interests in subsidiaries	11	‐	‐	694,869	664,726
Total equity		15,195,537	15,158,718	15,890,406	15,823,444
Total liabilities		15,638,721	15,883,147	37,754,597	39,558,074

9

Ultrapar Participações S.A. and Subsidiaries
Statements of income
For the periods ended March 31, 2025 and 2024
(In thousands of Brazilian Reais, except earnings per thousand shares)

		Parent		Consolidated
	Note	03/31/2025	03/31/2024	03/31/2025	03/31/2024
Net revenue from sales and services	21	‐	‐	33,329,262	30,395,902
Cost of products and services sold	22	‐	‐	(31,187,631)	(28,334,690)

Gross profit		‐	‐	2,141,631	2,061,212

Operating income (expenses)
Selling and marketing	22	‐	‐	(601,565)	(569,000)
General and administrative	22	(12,635)	(12,588)	(518,362)	(440,800)
Results from disposal of assets		31	41	5,307	36,808
Other operating income (expenses), net	22	(450)	35,218	(86,503)	(137,787)
Operating income (loss) before share of profit (loss) of subsidiaries, joint ventures and associates, financial result and income and social contribution taxes		(13,054)	22,671	940,508	950,433
Share of profit (loss) of subsidiaries, joint ventures and associates	11	333,764	415,378	(149,083)	(3,084)
Amortization of fair value adjustments on associates acquisition	11	‐	‐	(403)	‐
Total share of profit (loss) of subsidiaries, joint ventures and associates		333,764	415,378	(149,486)	(3,084)

Income before financial result and income and social contribution taxes		320,710	438,049	791,022	947,349

Financial income	23	17,281	19,746	176,890	160,195
Financial expenses	23	(4,587)	(18,642)	(356,859)	(442,964)
Financial result, net	23	12,694	1,104	(179,969)	(282,769)
Income before income and social contribution taxes		333,404	439,153	611,053	664,580

Income and social contribution taxes
Current	9.b; 9.c	‐	(10,592)	(164,439)	(87,864)
Deferred	9.b	(558)	2,913	(83,430)	(121,270)
		(558)	(7,679)	(247,869)	(209,134)
Net income for the period		332,846	431,474	363,184	455,446
Income attributable to:
Shareholders of Ultrapar		332,846	431,474	332,846	431,474
Non-controlling interests in subsidiaries	11	‐	‐	30,338	23,972

Total earnings per share (based on the weighted average number of shares outstanding) – R$
Basic	24	0.3043	0.3926	0.3043	0.3926
Diluted	24	0.2996	0.3881	0.2996	0.3881

The accompanying notes are an integral part of the interim financial information.

10

Ultrapar Participações S.A. and Subsidiaries
Statements of comprehensive income
For the periods ended March 31, 2025 and 2024
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2025	03/31/2024	03/31/2025	03/31/2024
Net income for the period, attributable to shareholders of Ultrapar		332,846	431,474	332,846	431,474
Net income for the period, attributable to non-controlling interests in subsidiaries		‐	‐	30,338	23,972
Net income for the period		332,846	431,474	363,184	455,446
Items that will be subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments of subsidiaries, joint ventures and associates, net of income and social contribution taxes		6,747	8,224	6,747	8,224
Translation adjustments and hedge accounting effects, net of taxes		3,414	-	3,414	-
Total comprehensive income for the period		343,007	439,698	373,345	463,670
Total comprehensive income for the period attributable to shareholders of Ultrapar		343,007	439,698	343,007	439,698
Total comprehensive income for the period attributable to non-controlling interests in subsidiaries		‐	‐	30,338	23,972

The accompanying notes are an integral part of the interim financial information.

11

Ultrapar Participações S.A. and Subsidiaries
Statements of changes in equity
For the periods ended March 31, 2025 and 2024
(In thousands of Brazilian Reais, except dividends per share)

							Profit reserves					Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve of subsidiaries	Legal reserve	Investments statutory reserve	Accumulated other comprehensive income	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of Ultrapar	Non-controlling interests (i)	Total equity
Balance as of December 31, 2024		6,621,752	108,253	612,048	(596,400)	3,632	240,127	7,746,973	214,212	‐	208,121	15,158,718	664,726	15,823,444
Net income for the period		‐	‐	‐	‐	‐	‐	‐	‐	332,846	‐	332,846	30,338	363,184
Other comprehensive income		‐	‐	‐	‐	‐	‐	‐	10,161	‐	‐	10,161	‐	10,161
Total comprehensive income for the period		‐	‐	‐	‐	‐	‐	‐	10,161	332,846	‐	343,007	30,338	373,345
Issuance of shares related to the subscription warrants - indemnification		‐	‐	1,126	‐	‐	‐	‐	‐	‐	‐	1,126	‐	1,126
Equity instrument granted	8.d; 20.b	‐	15,111	41	‐	‐	‐	‐	‐	‐	‐	15,152	‐	15,152
Purchase of treasury shares	20.c	‐	‐	-	(114,299)	‐	‐	‐	‐	‐	‐	(114,299)	‐	(114,299)
Realization of revaluation reserve of subsidiaries	-	‐	‐	‐	‐	(46)	‐	‐	‐	‐	‐	(46)	‐	(46)
Shareholder transaction - changes of ownership interest	-	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(142)	(142)
Dividends attributable to non-controlling interests	-	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(53)	(53)
Approval of additional dividends by the Ordinary General Shareholders’ Meeting	20.e	‐	‐	‐	‐	‐	‐	‐	‐	‐	(208,121)	(208,121)	‐	(208,121)
Balance as of March 31, 2025		6,621,752	123,364	613,215	(710,699)	3,586	240,127	7,746,973	224,373	332,846	‐	15,195,537	694,869	15,890,406

12

Ultrapar Participações S.A. and Subsidiaries
Statements of changes in equity
For the periods ended March 31, 2025 and 2024
(In thousands of Brazilian Reais, except dividends per share)

							Profit reserves					Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve of subsidiaries	Legal reserve	Investments statutory reserve	Accumulated other comprehensive income	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of Ultrapar	Non-controlling interests (i)	Total equity
Balance as of December 31, 2023		6,621,752	75,925	597,828	(470,510)	3,802	121,990	6,267,569	154,108	‐	134,031	13,506,495	523,331	14,029,826
Net income for the period	-	‐	‐	‐	‐	‐	‐	‐	‐	431,474	‐	431,474	23,972	455,446
Other comprehensive income	-	‐	‐	‐	‐	‐	‐	‐	8,224	‐	‐	8,224	‐	8,224
Total comprehensive income for the period		‐	‐	‐	‐	‐	‐	‐	8,224	431,474	‐	439,698	23,972	463,670
Issuance of shares related to the subscription warrants - indemnification	-	‐	‐	5,631	‐	‐	‐	‐	‐	‐	‐	5,631	‐	5,631
Equity instrument granted	8.d; 20.b	‐	9,937	4	480	‐	‐	‐	‐	‐	‐	10,421	‐	10,421
Realization of revaluation reserve of subsidiaries	-	‐	‐	‐	‐	(44)	‐	‐	‐	54	‐	10	‐	10
Shareholder transaction - changes of ownership interest	-	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	257	257
Approval of additional dividends by the Ordinary General Shareholders’ Meeting	-	‐	‐	‐	‐	‐	‐	‐	‐	‐	(134,031)	(134,031)	‐	(134,031)
Balance as of March 31, 2024		6,621,752	85,862	603,463	(470,030)	3,758	121,990	6,267,569	162,332	431,528	‐	13,828,224	547,560	14,375,784

(i) Are substantially represented by non-controlling shareholders of Iconic.

The accompanying notes are an integral part of the interim financial information.

13

Ultrapar Participações S.A. and Subsidiaries
Statements of cash flows - indirect method
For the periods ended March 31, 2025 and 2024
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2025	03/31/2024	03/31/2025	03/31/2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net income		332,846	431,474	363,184	455,446
Adjustments to reconcile net income to cash provided (consumed) by operating activities
Share of profit (loss) of subsidiaries, joint ventures and associates and amortization of fair value adjustments on associates acquisition	11	(333,764)	(415,378)	149,486	3,084
Amortization of contractual assets with customers - exclusivity rights	10	‐	‐	105,489	132,658
Amortization of right-of-use assets	12	750	604	78,387	71,071
Depreciation and amortization	13; 14	4,087	3,122	225,684	208,704
Interest, monetary variations and foreign exchange variations	-	(9,584)	9,088	231,068	386,320
Current and deferred income and social contribution taxes	9.b	558	7,678	247,869	209,134
Gain (loss) on disposal or write-off of assets	-	(31)	(35,280)	(15,996)	(72,047)
Equity instrument granted	-	15,111	4,973	15,111	10,421
Gain (loss) on the fair value of energy contracts		‐	‐	(8,518)	‐
Provision for decarbonization - CBIO	-	‐	‐	116,422	182,942
Other provisions and adjustments	-	(12,183)	(3,214)	2,753	51,036
		(2,210)	3,067	1,510,939	1,638,769
(Increase) decrease in assets
Trade receivables and reseller financing	5	‐	‐	20,842	177,476
Inventories	6	‐	‐	(216,476)	(77,210)
Recoverable taxes	-	(3,185)	11,341	294,764	363,742
Dividends received from subsidiaries, associates and joint ventures	-	607,549	413,627	1,112	850
Other assets	-	(11,025)	(3,950)	(16,641)	(137,681)

Increase (decrease) in liabilities
Trade payables and trade payables - reverse factoring	16	(5,962)	5,404	(998,121)	(1,340,189)
Salaries and related charges	-	(13,923)	(18,923)	(109,684)	(145,894)
Taxes payable	-	(494)	(725)	16,937	(4,474)
Income and social contribution taxes payable	-	(84)	(7,770)	(304,654)	(450,025)
Other liabilities	-	9,268	12,338	49,614	(41,501)
Acquisition of CBIO and carbon credits	14	‐	‐	(153,096)	(338,067)
Payments of contractual assets with customers - exclusivity rights	10	‐	‐	(58,113)	(91,948)
Payment of contingencies	-	‐	‐	(8,906)	(30,896)
Income and social contribution taxes paid	-	‐	‐	(25,498)	(102,872)
Net cash provided (consumed) by operating activities		579,934	414,409	3,019	(579,920)

14

Ultrapar Participações S.A. and Subsidiaries
Statements of cash flows - indirect method
For the periods ended March 31, 2025 and 2024
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2025	03/31/2024	03/31/2025	03/31/2024
CASH FLOWS FROM INVESTING ACTIVITIES
Financial investments, net of redemptions	4.b	14,871	145,344	1,244,432	(1,546,977)
Acquisition of property, plant and equipment and intangible assets	13; 14	(1,069)	(70,409)	(381,891)	(326,198)
Capital increase in subsidiaries, associates and joint ventures		(3,000)	-	-	-
Cash provided by disposal of investments and property, plant and equipment	-	-	10,313	14,467	89,371
Net cash consumed by subsidiaries acquisition	-	‐	(173,298)	(49,736)	‐
Net cash provided (consumed) by investing activities		10,802	(88,050)	827,272	(1,783,804)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans, financing and debentures
Proceeds	15	‐	‐	1,682,044	1,348,933
Repayments	15	‐	‐	(2,077,454)	(136,596)
Interest and derivatives (paid) or received	-	-	7,838	(336,895)	(426,611)
Payments of lease
Principal	12.b	(759)	(523)	(53,984)	(71,902)
Interest paid	12.b	(184)	(247)	(33,280)	(48,423)
Dividends paid	-	(487,165)	(437,539)	(487,502)	(437,525)
Payments of financial liabilities of customers	-	‐	‐	(35,216)	(40,575)
Capital decrease
Repurchase of treasury shares		(96,774)	‐	(96,774)	‐
Related parties	-	-	(200)	(3,381)	(8,396)
Net cash provided (consumed) by financing activities		(584,882)	(430,671)	(1,442,442)	178,905
Effect of exchange rate changes on cash and cash equivalents in foreign currency		-	-	(23,354)	6,683
Increase (decrease) in cash and cash equivalents	-	5,854	(104,312)	(635,505)	(2,178,136)
Cash and cash equivalents at the beginning of the period	4.a	4,186	412,840	2,071,593	5,925,688
Cash and cash equivalents at the end of the period	4.a	10,040	308,528	1,436,088	3,747,552
Non-cash transactions:
Addition on right-of-use assets and leases payable		‐	‐	77,230	68,326
Addition on contractual assets with customers - exclusivity rights		‐	‐	17,426	16,194
Transfer between trade receivables and other assets accounts		‐	‐	‐	4,355
Share buyback		17,525	-	17,525	-

The accompanying notes are an integral part of the interim financial information.

15

Ultrapar Participações S.A. and Subsidiaries
Statements of value added
For the periods ended March 31, 2025 and 2024
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2025	03/31/2024	03/31/2025	03/31/2024
Revenues
Gross revenue from sales and services, except rents and royalties		‐	‐	34,638,544	31,629,465
Rebates, discounts and returns		‐	‐	(224,040)	(249,380)
Allowance for expected credit losses	5	‐	‐	(496)	(14,680)
Amortization of contractual assets with customers - exclusivity rights	10	‐	‐	(105,489)	(132,658)
Gain (loss) on disposal of assets and other operating income (expenses), net		(419)	35,260	(81,196)	(95,600)
		(419)	35,260	34,227,323	31,137,147
Materials purchased from third parties
Cost of products and services sold		‐	‐	(31,327,877)	(28,432,775)
Materials, energy, third-party services and others		57,700	48,556	(443,967)	(325,076)
		57,700	48,556	(31,771,844)	(28,757,851)
Gross value added		57,281	83,816	2,455,479	2,379,296
Retentions
Depreciation and amortization of intangible assets and right-of-use assets	12.a; 13; 14	(4,837)	(3,726)	(304,071)	(279,775)
Net value added produced by the Company		52,444	80,090	2,151,408	2,099,521
Value added received in transfer
Total share of profit (loss) of subsidiaries, joint ventures and associates	11	333,764	415,378	(149,486)	(3,084)
Rents and royalties		‐	‐	79,494	78,826
Financial income	23	17,281	19,746	176,890	160,195
		351,045	435,124	106,898	235,937
Total value added available for distribution		403,489	515,214	2,258,306	2,335,458
Distribution of value added
Personnel and related charges
Salaries and wages		49,017	39,334	400,276	359,182
Benefits		6,914	5,787	113,763	110,577
Government Severance Indemnity Fund for Employees (FGTS)		1,657	1,696	26,102	26,998
Others		917	3,972	25,489	29,907
		58,505	50,789	565,630	526,664
Taxes, fees, and contributions
Federal		6,084	12,978	804,723	726,119
State		‐	‐	113,301	132,058
Municipal		25	47	39,650	42,119
		6,109	13,025	957,674	900,296
Financial expenses and rents
Interest, foreign exchange variations and financial instruments		875	476	307,020	385,750
Rents		1,097	1,979	32,921	22,851
Others		4,057	17,471	31,877	44,451
		6,029	19,926	371,818	453,052
Remuneration of own capital
Retained earnings		332,846	431,474	363,184	455,446
		332,846	431,474	363,184	455,446
Value added distributed		403,489	515,214	2,258,306	2,335,458

The accompanying notes are an integral part of the interim financial information.

16

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

1. Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”) is a publicly-traded company headquartered at the Brigadeiro Luís Antônio Avenue, 1343 in the city of São Paulo – SP, Brazil, listed on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (“NYSE”) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”.

The Company engages in the investment of its own capital in services, commercial and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates on liquefied petroleum gas – LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga” or “IPP”) and storage services for liquid bulk (“Ultracargo”). The information on segments is disclosed in Note 25.

This interim financial information was authorized for issuance by the Board of Directors on May 7, 2025.

a. Principles of consolidation and interest in subsidiaries

a.1 Principles of consolidation

In the preparation of the consolidated interim financial information the investments of one company in another, balances of asset and liability accounts, revenue transactions, costs and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated equity and net income.

Consolidation of a subsidiary begins when the Company obtains direct or indirect control over an entity and ceases when the company loses control. Income and expenses of a subsidiary acquired are included in the consolidated statements of income and of comprehensive income from the date the Company gains control. Income and expenses of a subsidiary, in which the Company loses control, are included in the consolidated statements of income and of comprehensive income until the date the Company loses control.

When necessary, adjustments are made to the financial information of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

17

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

a.2 Interest in subsidiaries

The consolidated interim financial information includes the following direct and indirect subsidiaries:

			Interest % rounded
			03/31/2025		12/31/2024
			Control		Control
	Location	Segment	Direct	Indirect	Direct	Indirect
Ultra Mobilidade S.A. (1)	Brazil	Ipiranga	100	-	100	-
Centro de Conveniências Millennium Ltda. and subsidiaries (2)	Brazil	Ipiranga	-	-	-	100
am/pm Comestíveis Ltda. (3)	Brazil	Ipiranga	-	100	-	100
Glazed Brasil S.A. (“Krispy Kreme”)	Brazil	Ipiranga	-	55	-	-
Centro de Conveniências Millennium Ltda. and subsidiaries	Brazil	Ipiranga	-	100	-	-
Serra Diesel Transportador Revendedor Retalhista Ltda.	Brazil	Ipiranga	-	60	-	60
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	-	100	-	100
am/pm Comestíveis Ltda.	Brazil	Ipiranga	-	100	-	100
Glazed Brasil S.A. (“Krispy Kreme”)	Brazil	Ipiranga	-	-	-	55
Ipiranga Trading Limited	British Virgin Islands	Ipiranga	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	-	100	-	100
Iconic Lubrificantes S.A.	Brazil	Ipiranga	-	56	-	56
Integra Frotas Ltda.	Brazil	Ipiranga	-	100	-	100
Irupé Biocombustíveis Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Trading North America LLC.	United States	Ipiranga	-	100	-	100
Ipiranga Trading Middle East DMCC	Dubai	Ipiranga	-	100	-	100
Ipiranga Trading Europe S.A.	Switzerland	Ipiranga	-	100	-	100
Eaí Clube Automobilista S.A.	Brazil	Ipiranga	-	100	-	100
Abastece Aí Participações S.A.	Brazil	Ipiranga	-	100	-	100
Abastece Aí Clube Automobilista Instituição de Pagamento Ltda.	Brazil	Ipiranga	-	100	-	100
Companhia Ultragaz S.A.	Brazil	Ultragaz	99	-	99	-
Ultragaz Energia Ltda. and subsidiaries	Brazil	Ultragaz	-	100	-	100
Nova Paraná Distribuidora de Gás Ltda.	Brazil	Ultragaz	-	100	-	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	-	57	-	57
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	-	100	-	100
NEOgás do Brasil Gás Natural Comprimido S.A.	Brazil	Ultragaz	-	100	-	100
Wtz Participações S.A.	Brazil	Ultragaz	-	52	-	52
UVC Investimentos Ltda.	Brazil	Others	100	-	100	-
Ultrapar Logística Ltda.	Brazil	Ultracargo	100	-	100	-
Ultracargo Logística S.A. (4)	Brazil	Ultracargo	-	-	-	99
Ultracargo Soluções Logísticas S.A.	Brazil	Ultracargo	-	100	-	100
Ultracargo Logística S.A.	Brazil	Ultracargo	100	-	-	-
Ultrapar International S.A.	Luxembourg	Others	100	-	100	-
Imaven Imóveis Ltda.	Brazil	Others	100	-	100	-

18

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

(1)	On January 2, 2025, the name of subsidiary Ultrapar Mobilidade Ltda. was changed to Ultra Mobilidade S.A.
(2)	On January, 2025, indirect subsidiary Centro de Conveniências Millenium. and subsidiaries started being directly controlled by am/pm Comestíveis Ltda.
(3)	On January, 2025, indirect subsidiary am/pm Comestíveis Ltda. started being directly controlled by Ultra Mobilidade S.A.
(4)	On January 2, 2025, indirect subsidiary Ultracargo Logística S.A started being directly controlled by Ultrapar.

b. Main events that occurred in the period

b1. Acquisition of significant stake in Hidrovias

During the period ended March 31, 2025, the Company, through its subsidiary Ultrapar Logística, acquired additional shares in Hidrovias do Brasil S.A (“Hidrovias”), reaching an interest of 42.26% in the share capital of this investee (41.94% as of December 31, 2024). For further information, see Note 27.a.

2. Basis of preparation and presentation of individual and consolidated interim financial information

The individual and consolidated interim financial information ("interim financial information"), identified as Parent and Consolidated, was prepared in accordance with the International Accounting Standard ("IAS") 34 – Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"), and in accordance with the pronouncement CPC 21 (R1) – Interim Financial Reporting, issued by the Brazilian Accounting Pronouncements Committee (“CPC”), approved by the Brazilian Federal Accounting Council (“CFC”) and presented in accordance with the rules issued by the Securities and Exchange Commission of Brazil (“CVM”).

The Company’s interim financial information is presented in thousands of Brazilian Real ("R$"), which is the Company’s functional currency, and the interim financial information was prepared using information from Ultrapar and its subsidiaries on the same base date, unless otherwise stated.

The preparation of the interim financial information requires management to make judgments, use estimates and adopt assumptions in the application of accounting policies that affect the reported amounts of income, expenses, assets and liabilities, including contingent liabilities. The uncertainty related to these judgments, assumptions and estimates could lead to results that require a significant adjustment to the carrying amount of certain assets and liabilities in future years. For the three-month period ended March 31, 2025, no changes were observed in such judgments, estimates and assumptions in relation to those disclosed as of December 31, 2024.

The interim financial information has been prepared on a historical cost basis, except for the following material items recognized in the statements of financial position:

(i)       derivative and non-derivative financial instruments measured at fair value;

(ii)      share-based payments and employee benefits measured at fair value;

(iii)     deemed cost of property, plant and equipment.

19

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

This interim financial information was prepared using consistent accounting policies and practices on Ultrapar and its subsidiaries.

This interim financial information should be read together with the individual and consolidated financial statements of the Company for the year ended December 31, 2024 since its objective is to provide an update of the significant activities, events and circumstances and does not duplicate previously disclosed information, except when Management considers it relevant to maintain certain information.

3. New accounting policies and changes in accounting policies

The Company evaluated and, when necessary, applied for the first time the new standards and interpretations issued by the International Accounting Standards Board (IASB) and the Brazilian Accounting Pronouncements Committee (“CPC”).

a.      New accounting policies and changes in accounting policies

a.1 Accounting policies adopted

The following guidance issued in the CPC effective on or after January 1, 2025 was evaluated and does not change the accounting practice adopted by the Company:

  OCPC 10 – Carbon Cresdit

a.2 Accounting policies not adopted

The following new standards, amendments to standards and interpretations of IFRS Accounting Standards issued by the International Accounting Standards Board – IASB have been not adopted since they are not effective in the period ended March 31, 2025. The Company and its subsidiaries plan to adopt these new standards, amendments and interpretations, if applicable, when they become effective and do not expect a material impact of their adoption on their future individual and consolidated financial statements.

  IFRS 18 – Presentation and Disclosure in Financial Statements
  IAS 21/ CPC 02 – The Effects of Changes in Foreign Exchange Rates
  IFRS 19 – Subsidiaries without Public Accountability
4. Cash and cash equivalents, financial investments and derivative financial instruments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of financial institutions linked to interest rate of the Interbank Deposits ("DI"), in repurchase agreement, financial bills, private securities and in short-term investment funds, whose portfolio is comprised of Brazilian Federal Government bonds and certificates of deposit of financial institutions; (ii) outside Brazil, in certificates of deposit of financial institutions and in short-term investment funds, whose portfolio is comprised of Federal Government bonds; and (iii) in derivative financial instruments.

The financial assets were classified based on the business model of the Company and its subsidiaries and are disclosed in Note 26.

20

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

a. Cash and cash equivalents

	Parent		Consolidated
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Cash and banks
In local currency	594	120	252,305	211,047
In foreign currency	‐	‐	21,988	194,793
Financial investments considered cash equivalents
In local currency
Securities and funds in local currency	9,446	4,066	1,048,012	1,286,152
In foreign currency
Securities and funds in foreign currency	‐	‐	113,783	379,601
Total cash and cash equivalents	10,040	4,186	1,436,088	2,071,593

b. Financial investments, derivative financial instruments and other financial assets

	Parent		Consolidated
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
In local currency
Securities and funds in local currency	313,817	320,101	1,077,382	2,271,979
In foreign currency
Securities and funds in foreign currency (a)	‐	‐	2,674,591	2,854,126
Derivative financial instruments and other financial assets at fair value (b)	2,607	2,607	805,713	833,986
Total financial investments and derivative financial instruments	316,424	322,708	4,557,686	5,960,091
Current	13,816	20,100	1,301,330	2,553,011
Non-current	302,608	302,608	3,256,356	3,407,080

21

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

(a)	Refers substantially to financial investments made by subsidiary Ultrapar International in Time Deposits.
(b)	Accumulated gains, net of withholding income tax (see Note 26.f).

5. Trade receivables and reseller financing (Consolidated)

a. Trade receivables and reseller financing

Trade receivables of customers	03/31/2025	12/31/2024
Domestic customers	3,861,348	3,885,310
Domestic customers - related parties (see Note 8)	2,269	301
Foreign customers	42,331	19,032
Foreign customers - related parties (see Note 8)	4,593	8,361
	3,910,541	3,913,004
(-) Allowance for expected credit losses	(344,116)	(345,735)
Total - trade receivables of customers	3,566,425	3,567,269
Current	3,535,702	3,540,266
Non-current	30,723	27,003

Reseller financing	03/31/2025	12/31/2024
Reseller financing – Ipiranga	1,368,578	1,404,883
(-) Allowance for expected credit losses	(128,974)	(126,859)
Total – reseller financing	1,239,604	1,278,024
Current	529,476	511,979
Non-current	710,128	766,045

b. Allowance for expected credit losses – trade receivables and reseller financing

Movements in the allowance for expected credit losses of trade receivables and reseller financing are as follows:

	Trade receivables	Reseller financing	Total

Balance as of December 31, 2024	345,735	126,859	472,594
Additions	29,630	11,807	41,437
Reversals	(19,850)	(6,594)	(26,444)
Write-offs	(11,399)	(3,098)	(14,497)
Balance as of March 31, 2025	344,116	128,974	473,090

 The table below presents information on credit risk exposure, resulting from balances of trade receivables and reseller financing.

22

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

	03/31/2025			12/31/2024
	Weighted average rate of expected losses	Gross accounting balance	Allowance for expected credit losses	Weighted average rate of expected losses	Gross accounting balance	Allowance for expected credit losses
Current	0.65%	4,041,157	26,287	0.55%	4,289,620	23,517
Less than 30 days	0.89%	232,770	2,080	3.14%	141,756	4,452
31-60 days	3.20%	99,873	3,197	20.26%	40,402	8,186
61-90 days	6.44%	51,080	3,292	14.96%	27,360	4,093
91-180 days	39.98%	61,674	24,657	30.37%	57,289	17,396
More than 180 days	52.18%	792,565	413,577	54.49%	761,460	414,950
		5,279,119	473,090		5,317,887	472,594

6. Inventories (Consolidated)

	03/31/2025	12/31/2024
Fuels, lubricants and greases	3,269,573	3,009,100
Raw materials	306,107	373,544
Purchase for future delivery (1)	279,953	255,001
Consumable materials and other items for resale	140,513	129,539
Liquefied petroleum gas - LPG	116,897	128,098
Properties for resale	21,794	21,794
	4,134,837	3,917,076

(1) Refers substantially to ethanol, biodiesel and advances for fuel acquisition.

Movements in the provision for inventory losses are as follows:

Balance as of December 31, 2024	3,920
Reversal of provision for obsolescence and other losses	(385)
Reversal of provision for adjustment to realizable value	(900)
Balance as of March 31, 2025	2,635

23

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

7. Recoverable taxes (Consolidated)

a. Recoverable taxes

Recoverable taxes are substantially represented by credits of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (“COFINS”) and Social Integration Program (“PIS”).

	03/31/2025	12/31/2024
ICMS - State VAT (a.1)	1,402,468	1,416,708
PIS and COFINS - Federal VAT (a.2)	2,915,839	3,172,417
Others	97,842	101,152
Total	4,416,149	4,690,277
Current	1,991,388	2,040,008
Non-current	2,424,761	2,650,269

a.1 The recoverable ICMS net of provision for losses is substantially related to the following operations:

Tax credits are recognized mainly of the following nature: a) transactions of inputs and outputs of products subject to taxation of the own ICMS; b) interstate outflows of oil-related products, whose ICMS was prepaid by the supplier (Petrobras); c) credits for refunds of the ICMS-ST (tax substitution) overpaid when the estimated calculation base used is higher than that of the actual operation performed.

In 2023, with the enactment of Supplementary Law 192/22, the single-phase ICMS levy on LPG, diesel, biodiesel, gasoline and anhydrous ethanol became effective. Due to the advent of this new calculation modality, the subsidiaries have stopped generating credits related to the refunds of ICMS-ST (tax substitution).

Management estimates the realization of the credits classified in non-current assets within a term of up to 5 years.

a.2 The recoverable PIS and COFINS are substantially related to:

24

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

ICMS in the PIS and COFINS calculation basis - The balance of PIS and COFINS includes credits recorded under Laws 10,637/02 and 10,833/03, as well as amounts arising from a STF’s favorable decision regarding the exclusion of ICMS from the PIS and COFINS calculation basis.

Supplementary Law 192 - On March 11, 2022 Supplementary Law (“LC 192/22”) was published to reduce the tax burden of the fuel supply chain. Art. 9 of said law established the reduction of the PIS and COFINS tax rates levied on diesel, biodiesel and LPG to zero through December 31, 2022, ensuring at the same time the maintenance of credits taken across the whole supply chain up to September 21, 2022 (90 days after the publication of LC 194/22 that restricted the right to take credits on taxpayers), when it became effective.

The Company, through its subsidiaries, has credits in the amount of R$ 1,364,261 (R$ 1,686,836 as of December 31, 2024) from the LC 192/22. These credits were recorded considering the expectation of realization by the Company within a 5-year period from the date of generation, period in which the Company could use these credits. The estimated realization is updated annually considering the Company's estimated future results.

b. Recoverable income and social contribution taxes

Relates to IRPJ and CSLL to be recovered by the Company and its subsidiaries, arising from the tax advances of previous years, as well as referring to lawsuits on the non-levy of IRPJ and CSLL on the monetary variation (SELIC) in the repetition of undue payments. The Company, through its subsidiaries, has a recoverable IRPJ and CSLL balance of R$ 477,479, of which R$ 138,751 recorded as current and R$ 338,728 recorded as non-current (R$ 498,067, of which R$ 151,930 recorded as current and R$ 346,137 recorded as non-current as of December 31, 2024). The Management estimates the realization of these credits within up to 5 years.

8. Related parties

a. Parent

	Assets		Liabilities
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Transactions with joint ventures
Química da Bahia Indústria e Comércio S.A.	‐	‐	2,875	2,875

Transactions with subsidiaries
Ipiranga Produtos de Petróleo S.A.	61,898	50,548	167	431
Cia Ultragaz S.A.	29,588	28,588	1,569	1,761
Ultracargo Logística S.A.	322,949	313,873	‐	‐
Eaí Clube Automobilista S.A.	781	1,008	80	78
am/pm Comestíveis Ltda.	3,702	5,079	19	19
Others	1,765	966	10	11

Others	420,683	400,062	4,720	5,175

Other receivables/payables	97,904	86,973	1,845	2,300
Related parties	7,076	7,076	2,875	2,875
Financial investments (1)	315,703	306,013	-	-

(1)	Refers to funds released to subsidiary Ultracargo Logística S.A.

25

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

b. Consolidated

Balances and transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in this Note. The balances and transactions between the Company and its subsidiaries with other related parties are highlighted below:

	Assets		Liabilities		Operating result - Sales/(Purchases)
	03/31/2025	12/31/2024	03/31/2025	12/31/2024	03/31/2025	03/31/2024
Transactions with subsidiaries and joint ventures

Transactions with joint ventures
Refinaria de Petróleo Riograndense S.A.	‐	‐	6,325	9,846	(126,019)	(126,043)
Latitude Logística Portuária S.A.	7,232	10,862	‐	‐	‐	‐
Navegantes Logística Portuária S.A.	36,178	29,406	‐	‐	‐	‐
Others	7,997	7,943	2,875	2,875	105	102

Transactions with other related parties
Chevron Oronite Brasil Ltda. (1)	1,999	‐	23,806	13,434	(50,677)	(41,911)
Chevron Products Company (1)	‐	‐	96,161	159,432	(130,962)	(150,522)
Others	5,460	8,760	4,067	1,449	(103)	(768)

Transactions with associates
Hidrovias do Brasil S.A.	511	416	‐	‐	‐	‐

Total	59,377	57,387	133,234	187,036	(307,656)	(319,142)

Trade receivables (Note 5)	6,862	8,662	‐	‐	‐	‐
Other receivables	356	416	‐	‐	‐	‐
Trade payables (Note 16)	‐	‐	129,718	183,520	‐	‐
Related parties	52,159	48,309	3,516	3,516	‐	‐
Sales and services provided	‐	‐	‐	‐	7,304	2,909
Purchases	‐	‐	‐	‐	(314,960)	(322,051)

(1)	Non-controlling shareholders and other related parties of Iconic.

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on prices and terms negotiated between the parties, with customers and suppliers with comparable operational performance.

c. Key executives (Consolidated)

The Ultrapar’s compensation policy and practices are designed to align short and long-term interests with shareholders and the Company’s sustainability. The short and long-term variable compensation is linked to growth goals in results and generated economic value, aligned with shareholders’ interests. Variable compensation also directs the professionals’ focus to the strategic plan approved by the Board of Directors, and is linked to annual growth goals in financial results and priority matters for the Company.

26

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

The expenses for compensation of its key executives (Company’s directors and executive officers) are shown below:

	03/31/2025	03/31/2024
Short-term compensation	11,219	11,798
Stock compensation	17,781	10,136
Post-employment benefits	765	725
Total	29,765	22,659

d. Stock plan (Consolidated)

In the financial statements for the year ended December 31, 2024 (Note 8), the characteristics and measurement criteria of each plan (2017 Plan and 2023 Plan) offered by the Company were disclosed, which did not undergo any changes during the three-month period ended March 31, 2025.

The table below summarizes the restricted and performance stock programs under the 2017 Plan and the 2023 Plan:

Program	Grant date	Number of shares granted (Quantity)	Vesting period	Fair value of shares on the grant date (in R$)	Total exercisable grant costs, including taxes (in R$ thousands)	Accumulated recognized exercisable grant costs (in R$ thousands)	Unrecognized exercisable grant costs (in R$ thousands)
Restricted	September 2, 2019	240,000	2025	16.42	6,774	(6,211)	563
Restricted	April 1, 2020	39,084	2025	12.53	1,121	(1,105)	16
Performance	April 1, 2020	55,074	2025	12.53	1,324	(1,305)	19
Restricted	September 16, 2020	140,000	2026	23.03	5,464	(4,098)	1,366
Restricted	September 22, 2021	1,000,000	2027	14.17	24,093	(14,011)	10,082
Restricted	April 6, 2022	634,165	2025	14.16	16,906	(16,440)	466
Performance	April 6, 2022	1,007,324	2025	14.16	26,829	(26,154)	675
Restricted	September 21, 2022	2,640,000	2032	12.98	64,048	(16,012)	48,036
Restricted	December 7, 2022	1,500,000	2032	13.47	37,711	(8,489)	29,222
Restricted	April 20, 2023	311,324	2025	14.50	7,472	(7,160)	312
Restricted	April 20, 2023	1,146,194	2026	14.50	31,039	(19,851)	11,188
Performance	April 20, 2023	1,156,903	2026	14.50	31,320	(20,131)	11,189
Restricted	September 20, 2023	3,700,000	2033	18.75	129,322	(19,448)	109,874
Restricted	April 17, 2024	3,468,672	2027 to 2029	26.94	176,292	(38,287)	138,005
Restricted	June 19, 2024	60,683	2027	21.47	2,468	(549)	1,919
Restricted	October 1, 2024	1,295,000	2034	23.10	55,785	(2,324)	53,461
		18,394,423			617,968	(201,575)	416,393

Number of shares as of December 31, 2024	18,521,704
Shares granted during the period	‐
Cancellation of granted shares due to termination of executive employment	(122,734)
Shares transferred (vesting)	(4,547)
Number of shares as of March 31, 2025	18,394,423

27

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

The Company does not have shares that were not transferred after the period for transfer of the ownership of the shares. For the three-month period ended March 31, 2025, an expense in the amount of R$ 29,806 was recognized in relation to the Plan (R$ 21,035 for the period ended March 31, 2024).

For all plans, settlements are made only with the delivery of treasury shares. The values of the grants were determined on the granting date based on the market value of these shares on B3 (the Brazilian Stock Exchange).

9. Income and social contribution taxes

a. Deferred income (IRPJ) and social contribution taxes (CSLL)

The Company and its subsidiaries recognize deferred tax assets and liabilities, which are not subject to the statute of limitations, mainly resulting from provisions for differences between cash and accrual basis, tax loss carryforwards, leasing operations, negative bases and provisions for tax, civil, and labor risks. Deferred tax assets are sustained by the continued profitability of their operations.

For purposes of disclosure, deferred tax assets were offset against deferred tax liabilities, in the same taxable entity.

	Parent		Consolidated
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Assets - Deferred income and social contribution taxes on:
Provision for losses with assets	‐	‐	42,631	41,467
Provisions for tax, civil and labor risks	65,633	67,261	186,919	188,495
Provision for post-employment benefits	545	516	77,654	76,166
Provision for differences between cash and accrual basis (i)	‐	‐	6,145	19,483
Goodwill	‐	‐	11,432	10,317
Provision for asset retirement obligation	‐	‐	13,681	13,472
Operating provisions	3,649	4,366	73,912	60,120
Provision for profit sharing and bonus	2,829	10,246	28,985	76,880
Leases payable	2,675	2,961	496,748	499,988
Provision for deferred revenue	‐	‐	599	450
Other temporary differences	30,445	21,762	127,361	115,753
Tax losses and negative basis for social contribution carryforwards	54,091	51,339	507,729	510,780
Total	159,867	158,451	1,573,796	1,613,371
Offsetting liability balance	(17,793)	(15,821)	(705,239)	(676,430)
Net balances presented in assets	142,074	142,630	868,557	936,941
Liabilities - Deferred income and social contribution taxes on:
Leases payable	2,310	2,586	398,941	406,173
Provision for differences between cash and accrual basis (i)	‐	‐	239,525	194,846
Change in fair value of subscription warrants	6,210	7,611	6,210	7,611
Goodwill/negative goodwill on investments	‐	‐	28,784	28,771
Business combination - fair value of assets	‐	‐	56,155	52,781
Other temporary differences	5,624	5,624	118,758	119,073
Total	14,144	15,821	848,373	809,255
Offsetting asset balance	(14,144)	(15,821)	(705,239)	(676,430)
Net balances presented in liabilities	‐	‐	143,134	132,825

(i)	In the consolidated refers mainly to the income and social contribution taxes on foreign exchange variation of the derivative instruments.

28

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	Parent	Consolidated
Balance as of December 31, 2024	142,630	804,116
Deferred IRPJ and CSLL recognized in profit (loss) for the year	(558)	(83,430)
Deferred IRPJ and CSLL recognized in other comprehensive income	-	4,644
Others	2	93
Balance as of March 31, 2025	142,074	725,423

b. Reconciliation of income and social contribution taxes on profit or loss

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	03/31/2025	03/31/2024	03/31/2025	03/31/2024
Income before taxes	333,404	439,153	611,053	664,580
Statutory tax rates - %	34	34	34	34
Income and social contribution taxes at the statutory tax rates	(113,357)	(149,312)	(207,758)	(225,957)
Adjustment to the statutory income and social contribution taxes:
Nondeductible expenses	(854)	(1,313)	(3,841)	(3,657)
Nontaxable revenues (i)	175	139	5,615	5,258
Adjustment to estimated income	‐	‐	422	566
Unrecorded deferred income and social contribution tax carryforwards	‐	‐	(20,137)	(10,642)
Share of profit (loss) of subsidiaries, joint ventures and associates	113,480	141,229	(50,825)	(1,049)
Other adjustments	(2)	1,578	12,894	1,020
Income and social contribution taxes before tax incentives	(558)	(7,679)	(263,630)	(234,461)
Tax incentives – SUDENE (ii)	-	‐	15,761	25,327
Income and social contribution taxes in the statement of income	(558)	(7,679)	(247,869)	(209,134)
Current	‐	(10,592)	(164,439)	(87,864)
Deferred	(558)	2,913	(83,430)	(121,270)
Effective IRPJ and CSLL rates - %	0.2	1.7	40.6	31.5

(i)	Consist of gains and income not taxable under the applicable tax legislation.
(ii)	Certain subsidiaries have the benefit of income tax reduction for belonging to the sectors of the economy considered priority for the subsidized areas, with a 75% decrease in the income tax basis.

29

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

c. Tax losses and negative basis for social contribution carryforwards

As of March 31, 2025, the Company and certain subsidiaries had tax loss carryforwards related to income tax (IRPJ) and social contribution (CSLL), whose annual offsets are limited to 30% of taxable income in a given tax year, and do not expire.

The balances comprising deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

	03/31/2025	12/31/2024
Oil Trading	75,296	77,155
Ultrapar	54,091	51,339
Ipiranga	300,409	300,409
Ultracargo Soluções Logística	40,492	33,553
Others	37,441	48,324
	507,729	510,780

The balances which are not constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

	03/31/2025	12/31/2024
Neogás	44,830	45,286
Integra Frotas	21,577	18,927
Stella	19,039	15,686
Millennium	12,184	11,650
Abastece aí	139,577	126,900
Others	7,250	6,374
	244,457	224,823

d. Non-levy of IRPJ/CSLL on the update by Selic of tax undue payments received from the Federal Government

The Company and its subsidiaries have lawsuits claiming the non-levy of IRPJ and CSLL on monetary variation (SELIC) on tax credits. On September 27, 2021, the Federal Supreme Court judged that the levy of IRPJ and CSLL on amounts related to monetary variation received by taxpayers in the repetition of undue tax payments is unconstitutional. The Company and its subsidiaries have registered credits of this nature in the amount of R$ 144,122 as of March 31, 2025 (R$ 141,147 as of December 31, 2024).

10. Contractual assets with customers - exclusivity rights (Consolidated)

Refers to exclusivity rights reimbursements of Ipiranga’s agreements with reseller service stations that are recognized at the time of their occurrence and amortized according to the conditions established in the agreement. Amortizations are recognized in profit or loss as reductions of sales revenue.

Changes are shown below:

Balance as of December 31, 2024	2,131,902
Additions	75,539
Amortization	(105,489)
Balance as of March 31, 2025	2,101,952
Current	646,203
Non-current	1,455,749

30

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

11. Investments in subsidiaries, joint ventures and associates

The table below presents the positions of equity and income (loss) for the period by company:

				Parent
	Equity	Income (loss) for the year	Interest in share capital - %	Investments/ Provision for equity deficiency		Share of profit (loss) of subsidiaries, joint ventures and associates
				03/31/2025	12/31/2024	03/31/2025	03/31/2024
Subsidiaries
Ultrapar Logística Ltda.	1,698,876	(138,525)	100.00	1,698,876	3,266,345	(138,525)	99,339
Ultrapar International S.A.	(59,120)	9,410	100.00	(59,120)	(68,530)	9,410	(758)
UVC	‐	‐	100.00	‐	‐	‐	(6,441)
Ultragaz Participações Ltda.	‐	‐	‐	‐	‐	‐	176,217
Ultracargo Logística Ltda	1,515,863	74,641	99.91	1,514,633	‐	74,581	‐
Companhia Ultragaz S.A.	878,231	127,926	99.99	878,100	1,106,687	127,907	‐
UVC Investimentos Ltda.	44,302	(3,646)	100.00	44,302	47,702	(3,646)	518
Imaven Imóveis Ltda.	67,422	506	100.00	67,422	64,917	506	(578)
Ultra Mobilidade S.A. (*)	10,344,477	273,495	100.00	10,344,477	10,407,480	273,495	149,541
Joint ventures
Química da Bahia Indústria e Comércio S.A.	6,671	‐	50.00	3,336	3,319	‐	(142)
Refinaria de Petróleo Riograndense S.A. (i)	(23,031)	(30,065)	33.14	(7,632)	2,016	(9,964)	(2,318)

Total (A)				14,484,394	14,829,936	333,764	415,378
Total provision for equity deficit (B)				(66,752)	(68,530)
Total investments (A-B)				14,551,146	14,898,466

(*)	Amounts adjusted for unrealized profits in equity and income for the period.
(i)	Investment considers capital loss balances of R$ 9,472 as of March 31, 2025 (R$ 9,666 as of December 31, 2024).

31

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

				Consolidated
	Equity	Income (loss) for the year	Interest in share capital - %	Investments/ Provision for equity deficiency		Share of profit (loss) of subsidiaries, joint ventures and associates
				03/31/2025	12/31/2024	03/31/2025	03/31/2024
Joint ventures
União Vopak – Armazéns Gerais Ltda.	39	(502)	50.00	19	270	(251)	(262)
Refinaria de Petróleo Riograndense S.A.	(23,031)	(30,065)	33.14	(7,632)	2,015	(9,963)	(2,318)
Latitude Logística Portuária S.A.	3,760	(689)	50.00	1,880	2,225	(344)	(374)
Navegantes Logística Portuária S.A.	14,281	(7,812)	33.33	4,760	7,364	(2,604)	(1,945)
Nordeste Logística I S.A.	19,275	1,397	33.33	6,425	5,959	466	(228)
Nordeste Logística II S.A.	56,890	543	33.33	18,963	18,782	181	(24)
Nordeste Logística III S.A	54,869	(121)	33.33	18,290	18,330	(40)	(67)
Química da Bahia Indústria e Comércio S.A.	6,671	‐	50.00	3,336	3,319	‐	(143)
Terminal de Combustíveis Paulínia S.A. ("Opla")	122,666	3,278	50.00	61,333	59,694	1,639	1,721
Other investments	‐	‐	‐	536	281	‐	‐
Associates
Hidrovias do Brasil S.A. (i)	896,216	(330,355)	42.26	378,770	504,629	(138,667)	‐
Transportadora Sulbrasileira de Gás S.A.	15,972	1,978	25.00	3,993	3,498	494	559
Metalúrgica Plus S.A.	(1,120)	(75)	33.33	(374)	(349)	(25)	(23)
Plenogás Distribuidora de Gás S.A.	3,217	93	33.33	1,072	1,041	31	20
Other investments	‐	‐	‐	30	41	‐	‐

Goodwill on investments
Terminal de Combustíveis Paulínia S.A. ("Opla")	‐	‐	‐	117,306	117,306	‐	‐
Hidrovias do Brasil S.A.	‐	‐	‐	779,379	775,044	‐	‐

Fair value adjustment on investments
Terminal de Combustíveis Paulínia S.A. ("Opla")	‐	‐	‐	38,433	38,835	(403)	‐

Advances for investments
Advances for investments - Pão de Açúcar Group stations (ii)	‐	‐	‐	90,000	90,000	‐	‐

Advances for future capital increase
Hidrovias do Brasil S.A.	‐	‐	‐	500,000	500,000	‐	‐

Total (A)				2,016,519	2,148,284	(149,486)	(3,084)
Total provision for equity deficit (B)				(8,006)	(349)
Total investments (A-B)				2,024,525	2,148,633

(*)	For more information on the accounting policy, see Note 14.a.
(i)	The share of profit (loss) of the associate is recorded with a 2-month lag as from May 2024, the date on which the Company began to hold significant influence in Hidrovias. For further information, see Note 27.a.
(i)	The amount refers to the advance for the acquisition of Pão de Açúcar Group service stations by subsidiary Centro de Conveniências Millenium Ltda.

32

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

The financial position and income of subsidiaries which have relevant non-controlling interests is shown below:

	Consolidated
	Proportion of interest in share capital and voting rights held by non-controlling interests		Equity attributable to non-controlling interests		Income allocated to non-controlling interests for the period/year
	03/31/2025	12/31/2024	03/31/2025	12/31/2024	03/31/2025	03/31/2024
Subsidiaries	%	%
Iconic Lubrificantes S.A.	44%	44%	504,120	484,986	19,134	23,118
WTZ Participações S.A.	48%	48%	126,234	116,249	9,985	‐
Other investments	-	-	64,515	63,491	1,219	854
			694,869	664,726	30,338	23,972

Balances and changes in investments in subsidiaries, joint ventures and associates are as follows:

	Parent			Consolidated
	Subsidiaries	Joint ventures	Total	Joint ventures	Associates	Advances	Advances for future capital increase	Total
Balance as of December 31, 2024	14,824,601	5,335	14,829,936	274,380	1,283,904	90,000	500,000	2,148,284
Share of profit (loss) of subsidiaries, joint ventures and associates (*)	343,728	(9,964)	333,764	(10,916)	(138,167)	‐	‐	(149,083)
Amortization of fair value adjustments	‐	‐	‐	(403)	‐	‐	‐	(403)
Dividends	(699,938)	‐	(699,938)	‐	‐	‐	‐	‐
Equity instrument granted (ii)	5,816	‐	5,816	‐	‐	‐	‐	‐
Accumulated other comprehensive income	11,176	320	11,496	320	11,234	‐	‐	11,554
Capital increase in cash	3,000	‐	3,000	‐	‐	‐	‐	‐
Acquisition of shares of Hidrovias do Brasil S.A. (iii)	‐	‐	‐	‐	7,373	‐	‐	7,373
Other movements	307	13	320	268	(1,474)	‐	‐	(1,206)
Balance as of March 31, 2025 (i)	14,488,690	(4,296)	14,484,394	263,649	1,162,870	90,000	500,000	2,016,519

(*)	Adjusted for unrealized profits between subsidiaries.
(i)	Investments in subsidiaries, joint ventures and associates net of provision for equity deficit.
(ii)	The amount refers to the advance for the acquisition of Pão de Açúcar Group service stations by subsidiary Centro de Conveniências Millenium Ltda.
(iii)	Amounts refer to the acquisition of stake in Hidrovias do Brasil S.A. For further details, see Note 27.a.

33

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

12. Right-of-use assets and leases payable (Consolidated)

The Company and certain subsidiaries have real estate leases, substantially related to: (i) Ipiranga: fuel stations and distribution bases; (ii) Ultragaz: points of sale and bottling bases; (iii) Ultracargo: port areas and (iv) Company: offices. The Company and certain subsidiaries also have lease agreements relating to vehicles.

a. Right-of-use assets

  Consolidated
	Weighted average useful life (years)	Balance as of 12/31/2024	Additions and remeasurement	Write-offs	Transfers (i)	Amortization	Balance as of 03/31/2025
Cost:
Real estate	9	1,987,115	27,905	(59,743)	‐	‐	1,955,277
Port areas	32	343,739	15,073	(32)	-	‐	358,780
Vehicles	3	357,094	34,219	(25,595)	(2,834)	‐	362,884
Equipment	3	33,645	34	(304)	(21,499)	‐	11,876
Others	20	27,846	‐	‐	21,499	‐	49,345
		2,749,439	77,231	(85,674)	(2,834)	‐	2,738,162

Accumulated amortization:
Real estate	‐	(823,733)	‐	40,408	-	(43,537)	(826,862)
Port areas	‐	(52,692)	‐	21	(1,085)	(7,366)	(61,122)
Vehicles	‐	(169,836)	‐	19,625	2,834	(25,803)	(173,180)
Equipment	‐	(6,007)	‐	304	2,197	(826)	(4,332)
Others	‐	(25,847)	‐	‐	(2,197)	(864)	(28,908)
		(1,078,115)	‐	60,358	1,749	(78,396)	(1,094,404)

Net amount		1,671,324	77,231	(25,316)	(1,085)	(78,396)	1,643,758

(i)	Refers to the amortization of the right of use, which is being capitalized as Construction in progress until the beginning of its operation. Additionally, the cost includes the advance balance of the grant of Maceió carried out in IPP.

b. Leases payable

The changes in leases payable are shown below:

Balance as of December 31, 2024	1,485,152
Interest accrued	32,878
Payments of leases	(53,984)
Interest payment	(33,280)
Additions and remeasurement	77,231
Write-offs	(25,767)
Balance as of March 31, 2025	1,482,230
Current	318,932
Non-current	1,163,298

34

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

The undiscounted future cash outflows are presented below:

	03/31/2025	12/31/2024
Up to 1 year	420,485	355,336
1 to 2 years	286,927	282,945
2 to 3 years	235,979	240,984
3 to 4 years	185,013	188,002
4 to 5 years	157,252	158,559
More than 5 years	906,327	891,997
Total	2,191,983	2,117,823

The contracts of leases payable are substantially indexed by the IGP-M.

b.1. Discount rates

The weighted nominal average discount rates for the lease contracts of the Company are:

Contracts by maturity date and discount rate
Maturity dates of the contracts	Rate (% p.a.)
From 1 to 5 years	10.60%
From 6 to 10 years	10.26%
From 11 to 15 years	9.88%
More than 15 years	9.66%

c. Effects of inflation and potential right of recoverable PIS and COFINS - disclosures required by the CVM in the letter SNC/SEP 02/2019

The effects of inflation for the period ended March 31, 2025 are as follows:

Right-of-use asset, net
Nominal base	1,643,758
Inflated base	1,950,088
18.6%
Leases payable
Nominal base	1,482,230
Inflated base	1,788,560
20.7%
Financial expenses
Nominal base	32,878
Inflated base	53,489
62.7%
Amortization expense
Nominal base	78,396
Inflated base	87,988
12.2%

35

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

The possible credits of PIS and COFINS on payments of leases, calculated based on the rate of 9.25% according to the Brazilian tax legislation for the period ended March 31, 2025 are presented below:

Potential right of recoverable PIS and COFINS
Cash flow at present value	137,106
Nominal cash flow	202,758

13. Property, plant, and equipment (Consolidated)

	Weighted average useful life (years)	Balance as of 12/31/2024	Additions	Depreciation	Transfers (i)	Write-offs	Balance as of 03/31/2025
Cost:
Land	-	609,624	‐	‐	‐	(307)	609,317
Buildings	32	1,745,097	376	‐	26,694	(8)	1,772,159
Leasehold improvements	16	1,415,342	5,192	‐	16,026	(516)	1,436,044
Machinery and equipment	11	3,758,370	34,911	‐	53,094	(1,676)	3,844,699
Automotive fuel/lubricant distribution equipment and facilities	14	3,199,426	17,457	‐	85,583	(92,030)	3,210,436
LPG tanks and bottles	8	1,085,787	30,694	‐	109	(5,530)	1,111,060
Vehicles	7	395,885	796	‐	-	(8,875)	387,806
Furniture and fixtures	8	221,572	2,666	‐	(6,439)	(4,118)	213,681
IT equipment	5	321,250	5,646	‐	529	(3,746)	323,679
Construction in progress	-	1,347,892	188,874	‐	(160,433)	‐	1,376,333
Advances to suppliers	-	44,966	1,097	‐	(18,205)	(3)	27,855
Imports in progress	-	3,128	‐	‐	‐	‐	3,128
		14,148,339	287,709	‐	(3,042)	(116,809)	14,316,197
Accumulated depreciation:
Buildings	‐	(558,622)	‐	(12,886)	‐	3	(571,505)
Leasehold improvements	‐	(748,916)	‐	(15,481)	565	512	(763,320)
Machinery and equipment	‐	(2,347,962)	‐	(54,648)	‐	1,453	(2,401,157)
Automotive fuel/lubricant distribution equipment and facilities	‐	(2,122,684)	‐	(32,482)	‐	90,087	(2,065,079)
LPG tanks and bottles	‐	(670,068)	‐	(24,335)	‐	4,675	(689,728)
Vehicles	‐	(154,622)	‐	(9,887)	‐	1,634	(162,875)
Furniture and fixtures	‐	(142,493)	‐	(3,765)	(573)	4,606	(142,225)
IT equipment	‐	(265,675)	‐	(5,793)	248	3,261	(267,959)
		(7,011,042)	‐	(159,277)	240	106,231	(7,063,848)
Provision for impairment losses		(1,331)	‐	‐	‐	‐	(1,331)
Net amount		7,135,966	287,709	(159,277)	(2,802)	(10,578)	7,251,018

(i) Refers to R$ 3,887 transferred to intangible assets and R$ 1,085 transferred from right-of-use assets.

36

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

Construction in progress relates substantially to expansions, renovations, constructions and upgrade of the terminals’ assets, service stations and distribution bases.

Advances to suppliers are basically related to manufacturing of assets for expansion of terminals, distribution bases and acquisition of real estate.

14. Intangible assets (consolidated)

	Weighted average useful life (years)	Balance as of 12/31/2024	Additions	Amortization	Transfers (i)	Write-offs	Balance as of 03/31/2025
Cost:
Goodwill (a)	-	982,359	‐	‐	‐	‐	982,359
Software	4	1,707,645	71,141	‐	4,249	(1,162)	1,781,873
Distribution rights	13	176,687	23,110	‐	‐	‐	199,797
Brands	-	61,366	-	‐	‐	-	61,366
Trademark rights	30	121,001	2	‐	‐	‐	121,003
Others	3	10,611	-	‐	410	‐	11,021
Decarbonization credits (CBIO)	-	322	153,096	‐	‐	(18,759)	134,659
		3,059,991	247,349	‐	4,659	(19,921)	3,292,078
Accumulated amortization:
Software	‐	(1,013,618)	‐	(62,300)	(772)	282	(1,076,408)
Distribution rights	‐	(110,819)	‐	(1,557)	‐	-	(112,376)
Trademark rights	‐	(22,997)	‐	(1,371)	‐	257	(24,111)
Others	‐	(4,227)	‐	(1,179)	‐	‐	(5,406)
		(1,151,661)	‐	(66,407)	(772)	539	(1,218,301)
Net amount		1,908,330	247,349	(66,407)	3,887	(19,382)	2,073,777

(i) Refers to R$ 3,887 transferred from property, plant and equipment.

37

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

a. Goodwill

The remaining net balance of goodwill on the following acquisitions is assessed for impairment annually or more frequently when there is indication that the goodwill might be impaired. The amount is made up of the following acquisitions.

	Segment	03/31/2025	12/31/2024
Goodwill on the acquisition of:
Ipiranga (i)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Stella	Ultragaz	103,051	103,051
Iconic (CBLSA)	Ipiranga	69,807	69,807
WTZ (27.b)	Ultragaz	52,038	52,038
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
Neogás	Ultragaz	7,761	7,761
Serra Diesel	Ultrapar	1,413	1,413
TEAS	Ultracargo	797	797
		982,359	982,359

(i) Including R$ 246,163 presented as goodwill at the Parent.

The goodwill presented above is based on the expectation of future profitability, supported by appraisal reports, after allocation of the identified assets. In the three-month period ended March 31, 2025, the Company did not identify any event that indicated the need to carry out an impairment test of the intangible asset.

Goodwill from investments in joint ventures and associates is presented under investments, for further information see Note 11.

38

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

15. Loans, financing, debentures and derivative financial instruments (Consolidated)

a. Breakdown

					Consolidated
Description	Index/Currency	Weighted average financial charges 2024 (p.a.)	Weighted average hedging instruments	Maturity	03/31/2025	12/31/2024
Foreign currency:
Notes in the foreign market	USD	5.3%	141.7% of DI (**)	2026 to 2029	4,428,827	4,710,980
Foreign loan	USD	4.7%	107.2% of DI	2025 to 2026	606,433	691,006
Foreign loan	US$ + SOFR	0.9%	103.3% of DI	2026	593,025	‐
Foreign exchange debentures	USD	5.3%	101.7% of DI	2026	342,310	‐
Foreign loan	EUR	4.4%	109.2% of DI	2025	‐	778,147
Foreign loan	JPY	1.3%	109.4% of DI	2025	‐	501,524
Total in foreign currency					5,970,595	6,681,657

Brazilian Reais:
Debentures – CRA	IPCA	5.3%	103.1% of DI	2025 to 2032	2,571,942	2,456,111
CCB	CDI	105.6%	n/a	2025 to 2026	1,309,010	1,464,624
Debentures - Ultragaz	CDI + R$	0.7%	n/a	2027 to 2029	714,094	731,667
Debentures – Ultracargo	IPCA	4.1%	111.4% of DI	2028	555,264	534,706
CDCA	CDI + R$	0.9%	n/a	2027	551,584	534,374
Debentures – CRA	CDI + R$	0.7%	n/a	2027	492,448	490,971
Debentures – CRA	Fixed rate	11.2%	104.3% of DI	2027	491,174	477,827
CDCA	CDI	109.0%	n/a	2026 to 2027	205,290	293,374
Constitutional Fund	IPCA	2.9%	69.5% of DI	2028 to 2041	191,300	114,472
Debentures – Ultracargo	IPCA	6.3%	n/a	2032 to 2034	83,309	80,048
FINEP	TJLP	1.0%	n/a	2026	526	679
Total in Brazilian Reais					7,165,941	7,178,853
Total in foreign currency and Brazilian Reais					13,136,536	13,860,510
Derivative financial instruments (*)					419,391	441,600
Total					13,555,927	14,302,110
Current					2,582,489	3,552,760
1 to 2 years					3,419,746	3,261,425
2 to 3 years					2,626,636	1,611,526
3 to 4 years					1,130,449	2,062,967
4 to 5 years					2,416,437	2,437,398
More than 5 years					1,380,170	1,376,034
Non-current					10,973,438	10,749,350

(*)	Accumulated losses (see Note 26.f).
(**)	Considers a protection instrument for the principal of 52.5% of the DI and for interest DI minus 1.4% for a notional amount of US$ 300 million. Does not include the positive result of the natural hedge strategy through financial investments in US$.

39

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

The changes in loans, financing, debentures and derivative financial instruments are shown below:

Consolidated
Balance as of December 31, 2024	14,302,110
Proceeds	1,682,044
Interest accrued	249,952
Principal payment	(2,077,454)
Interest payment	(246,725)
Monetary variations and foreign exchange variations	(361,370)
Change in fair value	29,579
Hedge result	(22,209)
Balance as of March 31, 2025	13,555,927

The transaction costs associated with debt issuance were deducted from the balance of the related liability and recognized in profit or loss according to the effective interest rate method. As of March 31, 2025, the amount recognized in profit or loss was R$ 4,542 (R$ 4,720 as of March 31, 2024). The balance to be recognized in the next years is R$ 67,860 (R$ 69,914 as of December 31, 2024).

b. Guarantees

As of March 31, 2025, there was R$ 191,230 (R$ 114,472 as of December 31, 2024) in financing that had real guarantees. There was also R$ 12,009,901 (R$ 13,586,936 as of December 31, 2024) in financing without real guarantees, with sureties or promissory notes.

The Company and its subsidiaries offer collateral in the form of letters of guarantee for commercial and legal proceedings in the amount of R$ 98,516 as of March 31, 2025 (R$ 97,947 as of December 31, 2024).

Subsidiary Ipiranga issues collateral to financial institutions in connection with the amounts payable by some of its customers to such institutions, with maximum future settlements related to these guarantees in the amount of R$ 181,754 (R$ 219,700 as of December 31, 2024). If subsidiary Ipiranga is required to make any payment under these collateral arrangements, this subsidiary may recover the amount paid directly from its customers through commercial collection. Until March 31, 2025, subsidiary Ipiranga did not have losses in connection with these collateral arrangements.

40

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

c. Relevant operations contracted in the period

The main operations contracted in the period are shown below:

Description	Index/ Currency	Financial charges	Hedging instruments	Issuance date	Maturity	Principal	Principal in R$	Remuneration payment	Nominal amount payment	Company
Foreign exchange debentures	USD	5.3%	101.7% of DI	Mar/25	Mar/26	USD 60,269	350,000	At final maturity	At final maturity	Ultracargo Logística
4131	SOFR	0.9%	102.9% of DI	Feb/25	Feb/26	USD 100,000	577,800	Quarterly	At final maturity	Cia Ultragaz
CCB	CDI	104.0%	N/A	Mar/25	Mar/27	R$ 360,000	360,000	Quarterly	At final maturity	Cia Ultragaz
FNE	IPCA	2.9%	69.7% of DI	Feb/25	Nov/41	R$ 100,976	100,976	Monthly w/ grace period	2028 to 2041	Ultracargo Logística

16. Trade payables (consolidated)

a. Trade payables

	03/31/2025	12/31/2024
Domestic suppliers	1,873,573	2,558,813
Trade payables - domestic related parties (see Note 8.b)	30,269	23,432
Foreign suppliers	363,373	776,052
Trade payables - foreign related parties (see Note 8.b)	99,449	160,088
	2,366,664	3,518,385

b. Trade payables - reverse factoring

As of March 31, 2025, to accurately reflect the essence of commercial transactions, the balance reverse factoring transactions for which suppliers have already received payments was R$ 1,167,001 (R$ 1,014,504 as of December 31, 2024). The average payment term, in days, of suppliers that have joined the reverse factoring transactions and comparable suppliers is presented below:

	Consolidated
	Reverse factoring	Comparable suppliers[1]
Average payment term	14	8

1 Comparable suppliers are those that have not adhered to reverse financing agreements, considering specific characteristics of payment conditions.

41

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

17. Employee benefits and private pension plan (Consolidated)

a. Post-employment benefits (Consolidated)

Some subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of FGTS, and health, dental care, and life insurance plans for eligible retirees.

The amounts related to such benefits are based on a valuation conducted by an independent actuary and reviewed by Management as of March 31, 2025.

	03/31/2025	12/31/2024
Health and dental care plan (1)	180,749	177,958
Indemnification of FGTS	33,657	32,420
Seniority bonus	1,859	1,795
Life insurance (2)	10,987	10,703
Total	227,252	222,876
Current	24,098	24,098
Non-current	203,154	198,778

(1)	Applicable to Ipiranga, Tropical (merged by Ipiranga) and Iconic.
(2)	Applicable to Ipiranga, Tropical (merged by Ipiranga), Ultragaz and Ultrapar.

42

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

18. Provisions and contingent liabilities (Consolidated)

a. Provisions for tax, civil and labor risks

The Company and its subsidiaries are parties to tax, civil and labor disputes at the administrative and judicial levels. The table below presents the breakdown of provisions by nature and their changes:

Provisions	Balance as of 12/31/2024	Additions	Reversals	Payments	Interest	Balance as of 03/31/2025

IRPJ and CSLL	32,946	62	‐	(95)	101	33,014
Tax	67,082	962	(814)	(7,247)	441	60,424
Civil, environmental and regulatory claims	161,972	3,669	(680)	(1,365)	18	163,614
Provision for indemnities	206,808	314	(7,731)	‐	1,958	201,349
Labor	54,169	6,391	(1,575)	(572)	301	58,714
Others	135,383	‐	‐	‐	1,224	136,607
Total	658,360	11,398	(10,800)	(9,279)	4,043	653,722
Current	47,788					51,277
Non-current	610,572					602,445

Balance of escrow deposits by nature are as follows:

	03/31/2025	12/31/2024
Tax	316,679	306,593
Labor	22,574	24,070
Civil and others	62,260	115,413
	401,513	446,076

In the quarter ended March 31, 2025, the monetary variation on escrow deposits amounted to R$ 9,039 (R$ 10,077 as of March 31, 2024), recorded as financial income in the statement of income for the period.

Regarding the provision for indemnities, as a result of the sale of Oxiteno, completed on April 1, 2022, Ultrapar assumed contractual liability for losses related to acts prior to the closing of the transaction. Thus, the provision for the reimbursement to Indorama was recorded, in the event the losses materialize, in the amount of R$ 169,402 as of March 31, 2025 (R$ 174,408 as of December 31, 2024), of which R$ 96,168 (R$ 95,274 as of December 31, 2024) for labor claims, R$ 25,674 (R$ 26,074 as of December 31, 2024) for civil claims and R$ 47,560 (R$ 53,060 as of December 31, 2024) for tax claims.

Regarding the sale of Extrafarma, completed on August 1, 2022, whose liability for losses prior to the transaction was assumed by subsidiary Ipiranga, the provision for reimbursement to Pague Menos, in the event the losses materialize, totaled R$ 31,947 as of March 31, 2025 (R$ 32,400 as of December 31, 2024), of which R$ 12,078 (R$12,074 as of December 31, 2024) for labor claims, R$ 6,397 (R$7,007 as of December 31, 2024) for civil claims and R$ 13,473 (R$ 13,319 as of December 31, 2024) for tax claims.

43

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

b. Contingent liabilities (possible)

The Company and its subsidiaries are parties to administrative and legal proceedings for tax, civil and labor claims which, based on the assessment of the legal departments and the advice of external legal advisors, were classified as a possible loss. Due to this classification, no provision for these contingencies was recorded in the interim financial information.

The contingent liabilities, classified as possible loss, by nature are as follows:

Contingent liabilities (possible)	03/31/2025	12/31/2024
Tax (b.1)	5,520,466	4,176,046
Civil (b.2)	830,491	815,203
Labor	301,190	293,938
	6,652,147	5,285,187

b.1 Contingent tax liabilities

The Company and its subsidiaries are also parties to administrative and legal proceedings involving IRPJ, CSLL, PIS and COFINS, mainly related to denial of offset claims and disallowance of tax credits. The total amount of these contingencies amounted to R$ 3,413,143 as of March 31, 2025 (R$ 2,049,421 as of December 31, 2024).

Among the most relevant cases, a tax assessment related to IRPJ and CSLL stands out, resulting from the alleged undue amortization of goodwill generated on the acquisition of Ipiranga in 2007, amounting to R$ 270,821 as of March 31, 2025 (R$ 266,619 as of December 31, 2024).

Additionally, subsidiary Ipiranga and its subsidiaries have legal proceedings related to discussions of ICMS, in the consolidated amount of R$ 1,634,222 as of March 31, 2025 (R$ 1,357,445 as of December 31, 2024). The main discussions include: i) credits considered undue in the amount of R$ 147,399 as of March 31, 2025 (R$ 145,126 as of December 31, 2024), ii) alleged non-payment in the amount of R$ 208,530 as of March 31, 2025 (R$ 203,531 as of December 31, 2024); iii) conditioned fruition of tax incentive in the amount of R$ 195,896 as of March 31, 2025 (R$ 191,549 as of December 31, 2024); iv) inventory differences in the amount of R$ 287,472 as of March 31, 2025 (R$ 279,448 as of December 31, 2024); v) 2% surcharge on products considered non-essential (hydrated ethanol) in the amount of R$ 229,501 as of March 31, 2025 (R$ 223,691 as of December 31, 2024); vi) disallowance of credits on interstate transfers in the amount of R$ 253,418 as of March 31, 2025 (R$ 0 as of December 31, 2024).

In addition, subsidiary Ipiranga and its subsidiaries are discussing the offset of excise tax (“IPI”) credits related to raw materials used in the manufacturing of products subject to taxation, which were subsequently sold and were not subject to IPI under the tax immunity, in the amount of R$ 199,126 as of March 31, 2025 (R$ 194,508 as of December 31, 2024).

b.2 Contingent civil liabilities

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 830,491 as of March 31, 2025 (R$ 815,203 as of December 31, 2024), mainly represented by the following proceedings involving subsidiary Cia. Ultragaz: (i) administrative proceedings filed by CADE, referring to alleged anti-competitive practices in municipalities in the Triângulo Mineiro region in 2001. At the administrative level, Cia. Ultragaz was ordered to pay a fine, in the updated amount of R$ 38,322 as of March 31, 2025 (R$ 38,005 as of December 31, 2024). The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed; and (ii) lawsuits filed by resellers, who are seeking indemnity, in addition to the nullity and termination of distribution contracts, totaling R$ 161,279 as of March 31, 2025 (R$ 187,460 as of December 31, 2024).

44

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

c. Lubricants operation between Ipiranga and Chevron

The provisions of shareholder Chevron’s liability amount to R$ 36,397 (R$ 36,146 as of December 31, 2024), for which an indemnification asset was recorded, comprising R$ 32,55 as of March 31, 2025 (R$ 32,380 as of December 31, 2024) for tax claims and R$ 3,620 (R$ 3,544 as of December 31, 2024) for labor claims.

Additionally, due to a business combination, on December 1, 2017, a provision of R$ 198,900 was recorded relating to contingent liabilities and an indemnification asset in the same amount was recognized, with a current balance of R$ 89,952 as of March 31, 2025 (R$ 89,952 as of December 31, 2024). The amounts of provisions and contingent liabilities related to the business combination and the liability of the shareholder Chevron will be reimbursed to subsidiary Iconic in the event of losses without the need to recognize an allowance for expected credit losses.

19. Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification were issued, corresponding to up to 6,411,244 shares of the Company.

On February 28, 2024, August 7, 2024 and February 26, 2025, the Board of Directors confirmed the issuance of 191,778, 35,235 and 67,679, respectively, common shares within the authorized capital limit provided by article 6 of the Company’s Bylaws, due to the partial exercise of the rights conferred by the subscription warrants.

As set out in the association agreement between the Company and Extrafarma of January 31, 2014 and due to the unfavorable decisions on some lawsuits with triggering events prior to January 31, 2014, 775,291 shares linked to the subscription warrants – indemnification were canceled and not issued. As of March 31, 2025, R$ 3,666 was recorded as financial expense (financial expense of R$ 6,623 as of March 31, 2024) due to the update of subscription warrants, and 2,938,962 shares linked to subscription warrants – indemnification remain retained which may be issued or canceled depending on whether the final decisions on the lawsuits will be favorable or unfavorable, being the maximum number of shares that can be issued in the future, totaling R$ 50,286 (R$ 47,745 as of December 31, 2024).

45

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

20. Equity

a. Share capital

As of March 31, 2025, the subscribed and paid-up capital consists of 1,115,507,182 common shares with no par value (1,115,439,503 as of December 31, 2024), and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

On February 26, 2025, the Board of Directors confirmed the issuance of 67,679 common shares within the authorized capital limit provided by art. 6 of the Company's Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company at the time of the merger of all Extrafarma shares into the Company, approved by the Company’s Extraordinary General Meeting held on January 31, 2014.

The price of the outstanding shares on B3 as of March 31, 2025 was R$ 17.11 (R$ 15.88 as of December 31, 2024).

As of March 31, 2025, there were 66,272,789 common shares outstanding abroad in the form of ADRs (65,757,889 shares as of December 31, 2024).

b. Equity instrument granted

The Company has a share-based incentive plan, which establishes the general terms and conditions for the concession of common shares issued by the Company and held in treasury (see Note 8.d). As of March 31, 2025, the balance of treasury shares granted with right of use was 14,083,439 common shares (14,083,439 as of December 31, 2024).

c. Treasury shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Resolutions 2/20 and 77/22.

On November 28, 2024, the Company's Board of Directors approved a buyback program of shares issued by the Company, effective for twelve months starting on December 2, 2024 and limited to a maximum of 25,000,000 common shares. In 2024, 8,900,000 shares were acquired at an average cost of R$ 16.74 per share and, in 2025, 6,874,500 shares were acquired at an average cost of R$ 16.64 per share.

As of March 31, 2025, the balance was R$ 710,699 (R$ 596,400 as of December 31, 2024) and 26,157,971 common shares (19,283,471 as of December 31, 2024) were held unrestricted in the Company's treasury, acquired at an average cost of R$ 17.66 per share.

03/31/2025
Balance of unrestricted shares held in treasury	26,157,971
Balance of treasury shares granted with right of use	14,083,439
Total balance of treasury shares as of March 31, 2025	40,241,410

46

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

d. Capital reserve

The capital reserve reflects the gain or loss on the disposal of shares for concession of usufruct to executives of the Company's subsidiaries, when the plan is finalized, as mentioned in Note 8.d. Because of the association with Extrafarma in 2014, the Company recognized an increase in the capital reserve in the amount of R$ 498,812, due to the difference between the value attributed to share capital and the market value of the Ultrapar shares on the date of issuance, less R$ 2,260 related to the costs for the issuance of these shares. Additionally, on February 28, 2024, August 7, 2024 and February 26, 2025, there was an increase in the reserve in the amounts of R$ 5,631, R$ 821 and R$ 1,126, respectively, due to the partial exercise of the subscription warrants – indemnification (see Note 19).

e. Approval of dividends

On February 26, 2024, the Board of Directors approved the distribution of dividends in the amount of R$ 493,301 (R$ 0.45 per share), paid on March 14, 2025, without remuneration or monetary variation. Of this amount, R$ 285,180 (R$0.26 per share) refer to minimum mandatory dividends and R$ 208,121 (R$0.19 per share) to additional dividends to the minimum mandatory dividends.

21. Net revenue from sales and services (Consolidated)

	03/31/2025	03/31/2024
Sales revenue:
Merchandise	34,054,088	31,238,442
Services rendered and others	457,288	420,588
Electricity (1)	160,741	‐
Sales returns, rebates and discounts	(224,040)	(249,380)
Amortization of contract assets	(105,489)	(132,658)
	34,342,588	31,276,992
Taxes on sales	(1,013,326)	(881,090)

Net revenue	33,329,262	30,395,902

(1) Refers to revenue from the sale of electricity of subsidiary Witzler, acquired by Ultragaz in 2024. For further information, see Note 27.b.

47

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

22. Costs, expenses and other operating results by nature

The Company presents its results by nature in the consolidated statement of income and details below its costs, expenses and other operating results by nature:

	Parent		Consolidated
	03/31/2025	03/31/2024	03/31/2025	03/31/2024
Raw materials and materials for use and consumption	‐	(1,560)	(30,636,655)	(27,820,663)
Purchase of electricity(a)	‐	‐	(128,842)	‐
Personnel expenses	(68,756)	(55,758)	(638,651)	(596,271)
Freight and storage	‐	(469)	(277,248)	(314,504)
Decarbonization obligation (b)	‐	‐	(116,422)	(182,284)
Services provided by third parties	(21,319)	(23,961)	(169,545)	(165,948)
Depreciation and amortization	(4,087)	(3,122)	(225,684)	(208,704)
Amortization of right-of-use assets	(750)	(604)	(78,387)	(71,071)
Advertising and marketing	(302)	(249)	(29,687)	(38,012)
Other expenses and income, net	(7,110)	31,749	(92,940)	(84,820)
SSC/Holding expenses	89,239	76,604	‐	‐
Total	(13,085)	22,630	(32,394,061)	(29,482,277)
Classified as:
Cost of products and services sold	‐	‐	(31,187,631)	(28,334,690)
Selling and marketing	‐	‐	(601,565)	(569,000)
General and administrative	(12,635)	(12,588)	(518,362)	(440,800)
Other operating income (expenses), net	(450)	35,218	(86,503)	(137,787)
Total	(13,085)	22,630	(32,394,061)	(29,482,277)

(a) Refers to the purchase of electricity of subsidiary Witzler, acquired by Ultragaz in 2024. For further information, see Note 27.b.

(b) Refers to the obligation established by the RenovaBio program to meet decarbonization targets for the gas and oil sector. The amounts are presented in Other operating income (expenses), net. For further information, see Note 14.

48

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

23. Financial result

	Parent		Consolidated
	03/31/2025	03/31/2024	03/31/2025	03/31/2024
Financial income:
Interest on financial investments	11,606	12,873	114,825	99,950
Interest from customers	‐	‐	43,550	37,712
Selic interest on PIS/COFINS credits	‐	3	10,222	10,792
Update of provisions and other income	5,675	6,870	8,293	11,741

	17,281	19,746	176,890	160,195
Financial expenses:
Interest on loans, financing and financial instruments	(428)	(293)	(338,581)	(261,567)
Interest on leases payable	(180)	(183)	(32,878)	(33,547)
Update of subscription warrants (see Note 19)	(3,666)	(6,623)	(3,666)	(6,623)
Bank charges, financial transactions tax, and other taxes	(267)	(503)	(21,019)	(36,396)
Foreign exchange variations, net of gain (loss) on derivative financial instruments	‐	‐	65,377	(90,636)
Update of provisions, net, and other expenses	(46)	(11,040)	(26,092)	(14,195)
	(4,587)	(18,642)	(356,859)	(442,964)
Total	12,694	1,104	(179,969)	(282,769)

24. Earnings per share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a stock plan and subscription warrants, as mentioned in Notes 8.d and 19, respectively.

	03/31/2025	03/31/2024
Basic earnings per share
Net income for the year of the Company	332,846	431,474
Weighted average number of shares outstanding (in thousands)	1,093,932	1,099,019
Basic earnings per share - R$	0.3043	0.3926

Diluted earnings per share

Net income for the year of the Company	332,846	431,474
Weighted average number of outstanding shares (in thousands), including dilution effects	1,110,955	1,111,626
Diluted earnings per share - R$	0.2996	0.3881

Weighted average number of shares (in thousands)
Weighted average number of shares for basic earnings per share	1,093,932	1,099,019
Dilution effect
Subscription warrants	2,939	3,095
Stock plan	14,084	9,512
Weighted average number of shares for diluted earnings per share	1,110,955	1,111,626

Earnings per share were adjusted retrospectively by the issuance of 2,924,003 common shares due to the partial exercise of the rights conferred by the subscription warrants disclosed in Note 19.

49

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

25. Segment information

The segments shown in these financial statements are strategic business units supplying different products and services. Intersegment sales are made considering the conditions negotiated between the parties.

The main segments are presented in the table below:

Segment	Main activities
Ultragaz

Distribution of liquefied petroleum gas (LPG) in the segments: bulk, comprising condominiums, trade, services, industries and agribusiness; and bottled, mainly comprising residential consumers. To expand the offer of energy solutions to its customers, the company also operates in the segments of renewable energy solutions and compressed natural gas.

Ipiranga

 Distribution and sale of oil-related products, biofuels and similar products (gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants) to service stations that operate under the Ipiranga brand throughout Brazil and to major consumers and carrier-reseller-retailer (TRRs), as well as in the convenience stores and automotive services segments.

Ultracargo	Operates in specialized liquid bulk storage solutions in the main logistics centers of Brazil.

a. Geographic area information

The subsidiaries generate revenue from operations in Brazil, as well as from exports of products and services to foreign customers, as disclosed below:

	03/31/2025	03/31/2024
Net revenue from sales and services:
Brazil	33,169,116	29,705,047
Europe	3,205	20,519
United States of America and Canada	89,156	558,748
Other Latin American countries	37,264	57,957
Others	30,521	53,631
Total	33,329,262	30,395,902

50

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

b. Financial information related to segments

The main financial information of each of the continuing operations of the Company’s segments is as follows.

03/31/2025
Profit or loss	Ipiranga	Ultragaz	Ultracargo	Others (1) (2)	Subtotal Segments	Eliminations	Total
Net revenue from sales and services	30,234,384	2,863,393	270,631	2,056	33,370,464	(41,202)	33,329,262
Transactions with third parties	30,234,356	2,863,102	231,649	155	33,329,262	‐	33,329,262
Intersegment transactions	28	291	38,982	1,901	41,202	(41,202)	‐
Cost of products and services sold	(28,805,594)	(2,327,868)	(103,456)	‐	(31,236,918)	49,287	(31,187,631)
Gross profit	1,428,790	535,525	167,175	2,056	2,133,546	8,085	2,141,631
Operating income (expenses)
Selling and marketing	(451,816)	(149,264)	(2,239)	‐	(603,319)	1,754	(601,565)
General and administrative	(309,999)	(98,547)	(39,746)	(61,711)	(510,003)	(8,359)	(518,362)
Results from disposal of property, plant and equipment and intangible assets	5,452	(228)	51	32	5,307	‐	5,307
Other operating income (expenses), net	(104,824)	15,560	2,378	383	(86,503)	‐	(86,503)
Operating income (loss)	567,603	303,046	127,619	(59,240)	939,028	1,480	940,508
Share of profit (loss) of subsidiaries, joint ventures and associates	(2,000)	158	1,388	(148,629)	(149,083)	‐	(149,083)
Amortization of fair value adjustments on associates acquisition	‐	‐	(403)	‐	(403)	‐	(403)
Total share of profit (loss) of subsidiaries, joint ventures and associates	(2,000)	158	985	(148,629)	(149,486)	‐	(149,486)
Income (loss) before financial result and income and social contribution taxes	565,603	303,204	128,604	(207,869)	789,542	1,480	791,022
Depreciation and amortization (a)	(107,228)	(81,813)	(29,299)	(4,834)	(223,174)	1,476	(221,698)
Amortization of contractual assets with customers - exclusivity rights	(105,488)	(1)	‐	‐	(105,489)	‐	(105,489)
Amortization of right-of-use assets	(53,450)	(16,369)	(7,818)	(750)	(78,387)	‐	(78,387)
Amortization of fair value adjustments on associates acquisition	‐	‐	(403)	‐	(403)	‐	(403)
Total depreciation and amortization	(266,166)	(98,183)	(37,520)	(5,584)	(407,453)	1,476	(405,977)

(a) The amount is net of PIS and COFINS on depreciation in the amount of R$ 3,986.

51

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

03/31/2024
Profit or loss	Ipiranga	Ultragaz	Ultracargo	Others (1)(2)	Subtotal Segments	Eliminations	Total
Net revenue from sales and services	27,693,282	2,499,903	263,225	1,555	30,457,965	(62,063)	30,395,902
Transactions with third parties	27,693,226	2,499,705	202,542	429	30,395,902	‐	30,395,902
Intersegment transactions	56	198	60,683	1,126	62,063	(62,063)	‐
Cost of products and services sold	(26,312,921)	(1,985,309)	(92,138)	‐	(28,390,368)	55,678	(28,334,690)
Gross profit	1,380,361	514,594	171,087	1,555	2,067,597	(6,385)	2,061,212
Operating income (expenses)
Selling and marketing	(434,356)	(131,081)	(3,552)	(11)	(569,000)	‐	(569,000)
General and administrative	(273,652)	(80,391)	(42,206)	(52,412)	(448,661)	7,861	(440,800)
Results from disposal of property, plant and equipment and intangible assets	36,453	311	(3)	47	36,808	‐	36,808
Other operating income (expenses), net	(165,130)	4,296	1,690	21,357	(137,787)	‐	(137,787)
Operating income (loss)	543,676	307,729	127,016	(29,464)	948,957	1,476	950,433
Share of profit (loss) of subsidiaries, joint ventures and associates	(2,080)	(3)	1,460	(2,461)	(3,084)	‐	(3,084)
Income (loss) before financial result and income and social contribution taxes	541,596	307,726	128,476	(31,925)	945,873	1,476	947,349
Depreciation and amortization (a)	(97,972)	(76,741)	(29,417)	(3,965)	(208,095)	1,477	(206,618)
Amortization of contractual assets with customers - exclusivity rights	(132,318)	(340)	‐	‐	(132,658)	‐	(132,658)
Amortization of right-of-use assets	(47,256)	(15,875)	(7,324)	(616)	(71,071)	‐	(71,071)
Total depreciation and amortization	(277,546)	(92,956)	(36,741)	(4,581)	(411,824)	1,477	(410,347)

(a) The amount is net of PIS and COFINS on depreciation in the amount of R$ 2,086.

(1) Includes in the line “General and administrative and Revenue from sale of goods” the amount of R$ 47,889 in 2025 (R$ 40,624 in 2024) of expenses related to Ultrapar's holding structure.

(2) The “Others” column refers to the parent Ultrapar and subsidiaries Imaven, Ultrapar International, UVC Investimentos and share of profit (loss) of joint ventures RPR and subsidiary Hidrovias.

52

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

c. Assets by segment

03/31/2025
Assets	Ipiranga	Ultragaz	Ultracargo	Others (3)	Subtotal Segments	Total
Investments	140,610	5,065	217,120	1,661,730	2,024,525	2,024,525
Property, plant and equipment	3,301,521	1,574,885	2,295,507	79,105	7,251,018	7,251,018
Intangible assets	1,191,121	327,331	282,864	272,461	2,073,777	2,073,777
Right-of-use assets	883,976	146,971	605,960	6,851	1,643,758	1,643,758
Other current and non-current assets	18,680,557	2,561,053	439,829	3,080,080	24,761,519	24,761,519
Total assets (excluding intersegment transactions)	24,197,785	4,615,305	3,841,280	5,100,227	37,754,597	37,754,597

12/31/2024
Assets	Ipiranga	Ultragaz	Ultracargo	Others (3)	Subtotal Segments	Total
Investments	146,450	1,042	216,134	1,785,007	2,148,633	2,148,633
Property, plant and equipment	3,282,469	1,566,376	2,157,663	129,458	7,135,966	7,135,966
Intangible assets	1,017,405	333,652	283,598	273,675	1,908,330	1,908,330
Right-of-use assets	911,783	152,024	599,853	7,664	1,671,324	1,671,324
Other current and non-current assets	20,944,583	2,156,708	393,368	3,199,162	26,693,821	26,693,821
Total assets (excluding intersegment transactions)	26,302,690	4,209,802	3,650,616	5,394,966	39,558,074	39,558,074

(3) The “Others” column refers to the parent Ultrapar and subsidiaries Imaven, Ultrapar International, UVC Investimentos and share of profit (loss) of joint venture RPR.

26. Financial instruments (Consolidated)

Classes and categories of financial instruments and their fair values

The balances of financial instrument assets and liabilities and the measurement criteria are presented in accordance with the following categories:

(a)     Level 1 – prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b)    Level 2 – inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

(c)     Level 3 - inputs for assets or liabilities that are not based on observable market variables (unobservable inputs).

53

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

		Level	Carrying value		Carrying value	Fair value
March 31, 2025	Note		Measured at fair value through profit or loss	Measured at amortized cost	Total
Financial assets:
Cash and cash equivalents
Cash and banks	4.a	-	‐	274,293	274,293	274,293
Securities and funds in local currency	4.a	-	‐	1,048,012	1,048,012	1,048,012
Securities and funds in foreign currency	4.a	-	‐	113,783	113,783	113,783
Financial investments
Securities and funds in local currency	4.b	Level 2	1,077,382	‐	1,077,382	1,077,382
Securities and funds in foreign currency	4.b	-	‐	2,674,591	2,674,591	2,674,591
Derivative instruments	4.b	Level 2	805,713	‐	805,713	805,713
Energy trading futures contracts	26.h	Level 2	731,515	‐	731,515	731,515
Trade receivables	5.a	-	‐	3,910,541	3,910,541	3,910,541
Reseller financing	5.a	-	‐	1,368,578	1,368,578	1,368,578
Related parties	8	-	-	52,159	52,159	52,159
Other receivables and other assets	-	-	‐	381,638	381,638	381,638

Total			2,614,610	9,823,595	12,438,205	12,438,205

Financial liabilities:
Financing	15.a	Level 2	1,390,758	6,495,237	7,885,995	7,788,196
Debentures	15.a	Level 2	3,960,690	1,289,851	5,250,541	5,262,081
Derivative instruments	15.a	Level 2	419,391	‐	419,391	419,391
Energy trading futures contracts	26.h	Level 2	431,636	‐	431,636	431,636
Trade payables	16.a	-	‐	2,366,664	2,366,664	2,366,664
Trade payables - reverse factoring	16.b	-	‐	1,167,001	1,167,001	1,167,001
Subscription warrants – indemnification	19	Level 1	50,286	‐	50,286	50,286
Financial liabilities of customers	-	-	‐	151,078	151,078	151,078
Contingent consideration	-	-	-	41,179	41,179	41,179
Related parties	8	-	-	3,516	3,516	3,516
Other payables	-	-	‐	150,369	150,369	150,369
Total			6,252,761	11,664,895	17,917,656	17,831,397

54

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

		Level	Carrying value		Carrying value	Fair value
December 31, 2024	Note		Measured at fair value through profit or loss	Measured at amortized cost	Total
Financial assets:
Cash and cash equivalents
Cash and banks	4.a	-	‐	405,840	405,840	405,840
Securities and funds in local currency	4.a	-	‐	1,286,152	1,286,152	1,286,152
Securities and funds in foreign currency	4.a	-	‐	379,601	379,601	379,601
Financial investments
Securities and funds in local currency	4.b	Level 2	2,271,979	‐	2,271,979	2,271,979
Securities and funds in foreign currency	4.b	-	‐	2,854,126	2,854,126	2,854,126
Derivative instruments	4.b	Level 2	833,986	‐	833,986	833,986
Energy trading futures contracts	26.h	Level 2	404,695	‐	404,695	404,695
Trade receivables	5.a	-	‐	3,913,004	3,913,004	3,913,004
Reseller financing	5.a	-	‐	1,404,883	1,404,883	1,404,883
Related parties	8	-	-	48,309	48,309	48,309
Other receivables and other assets	-	-	‐	386,853	386,853	386,853
Total			3,510,660	10,678,768	14,189,428	14,189,428

Financial liabilities:
Financing	15.a	Level 2	2,085,149	7,004,027	9,089,176	8,871,550
Debentures	15.a	Level 2	3,468,647	1,302,687	4,771,334	4,728,701
Derivative instruments	15.a	Level 2	441,600	‐	441,600	441,600
Energy trading futures contracts	26.h	Level 2	114,776	‐	114,776	114,776
Trade payables	16.a	-	-	3,518,385	3,518,385	3,518,385
Trade payables - reverse factoring	16.b	-	‐	1,014,504	1,014,504	1,014,504
Subscription warrants – indemnification	19	Level 1	47,745	‐	47,745	47,745
Financial liabilities of customers	-	-	‐	180,225	180,225	180,225
Contingent consideration	28.a	Level 3	42,186	52,988	95,174	95,174
Related parties	8	-	-	3,516	3,516	3,516
Other payables	-	-	‐	171,520	171,520	171,520
Total			6,200,103	13,247,852	19,447,955	19,187,696

55

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

The fair value of financial instruments measured at Levels 2 and 3 is described below:

Securities and funds in local currency: Estimated at the fund unit value as of the date of the financial statements, which corresponds to their fair value.

Derivative instruments: Estimated based on the US dollar futures contracts and the future curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 on the closing date.

Energy trading futures contracts: The fair value considers: (i) the prices established in recent purchases and sales; (ii) supply risk margin; and (iii) the market price projected in the availability period. Whenever the fair value at initial recognition differs from the transaction price for these contracts, a gain or loss is recognized.

Financing and debentures: Estimated based on the US dollar futures contracts and the future curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 on the closing date. The fair value calculation of notes in the foreign market used the quoted price in the market.

Financial risk management

The Company and its subsidiaries are exposed to strategic/operational risks and economic/financial risks. Operational/strategic risks (including demand behavior, competition, technological innovation, and material changes in the industry) are addressed by the Company’s management model.

Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as commodities prices, exchange and interest rates, as well as the characteristics of the financial instruments used and their counterparties. These risks are managed through specific strategies and control policies.

The Company has a financial risk policy approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are market risks (currencies, interest rates and commodities), liquidity and credit.

The Financial Risk Committee is responsible for monitoring the compliance with the Policy and deciding on any cases of non-compliance. The Audit and Risk Committee (“CAR”) advises the Board of Directors in the efficiency of controls and in the review of the Risk Management Policy. The Risk, Integrity and Audit Director monitors the compliance with the Policy and reports to CAR and the Board of Directors the exposure to the risks and any cases of non-compliance with the Policy.

56

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

The Company and its subsidiaries are exposed to the following risks, which are mitigated and managed using specific financial instruments:

Risks	Exposure origin	Management
Market risk - exchange rate	Possibility of losses resulting from exposures to exchange rates other than the functional presentation currency, which may be of a financial or operational origin.	Seek exchange rate neutrality, using hedging instruments if applicable.
Market risk - interest rate	Possibility of losses resulting from the contracting of fixed-rate financial assets or liabilities.	Maintain most of the net financial exposure indexed to floating rates, linked to the basic interest rate.
Market risk - commodity prices	Possibility of losses resulting from changes in the prices of the main raw materials or products sold by the Company and their effects on profit or loss, statement of financial position and cash flow.	Hedging instruments, if applicable.
Credit risk	Possibility of losses associated with the counterparty's failure to comply with financial obligations due to insolvency issues or deterioration in risk classification.	Diversification and monitoring of counterparty’s solvency and liquidity indicators.
Liquidity risk	Possibility of inability to honor obligations, including guarantees, and incurring losses.	For cash management: financial investments liquidity. For debt management: seek the combination of better terms and costs, by monitoring the ratio of average debt term to financial leverage.

a. Market risk - exchange and interest rates

Currency risk management is guided by neutrality of currency exposures and considers the risks associated to changes in exchange rates. The Company considers as its main exposure the assets and liabilities in foreign currency.

The Company and its subsidiaries use foreign exchange hedging instruments to protect their assets, liabilities, receipts, disbursements and investments in foreign currencies. These instruments aim to reduce the effects of foreign exchange variations, within the exposure limits of its Policy.

As to the interest rate risk, the Company and its subsidiaries raise and invest funds mainly linked to the DI. The Company seeks to maintain most of its financial assets and liabilities with floating interest rates, adopting instruments that hedge against the risk of changes in interest rates.

57

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

The assets and liabilities exposed to foreign currency, translated to Reais, and/or exposed to floating interest rates are shown below:

			Exchange rate			Interest rate
	Note	Currency	03/31/2025	12/31/2024	Index	03/31/2025	12/31/2024
Assets
Cash, cash equivalents, and financial investments	4.a	USD	2,810,362	3,428,520	DI	2,125,394	3,558,131
Trade receivables, net of allowance for expected credit losses and inventories	5.a	USD	46,924	27,393	-	‐	‐
Trade receivables - sale of subsidiaries	5.c	BRL/ USD	‐	93,821	DI	‐	‐
Other assets in foreign currency	-	USD	11,296	21,028	-	‐	‐
			2,868,582	3,570,762		2,125,394	3,558,131

Liabilities
Loans, financing and debentures (1)	15.a	USD/ EUR/ JPY	(5,984,519)	(6,681,657)	DI	(3,272,426)	(3,515,010)
Loans – FINEP	15.a		‐	‐	TJLP	(526)	(679)
Payables arising from imports	16.a	USD	(462,822)	(936,140)	-	‐	‐
Other liabilities in foreign currency	-	USD	(11,619)	(41,298)	‐	‐	‐

			(6,458,960)	(7,659,095)	‐	(3,272,952)	(3,515,689)

Derivative instruments	26.f	USD / EUR / JPY	3,145,069	3,470,855	DI	(6,239,307)	(6,380,131)

			(445,309)	(617,478)	‐	(7,386,865)	(6,337,689)
Net liability position - effect on equity			‐	‐	‐	‐	‐
Net liability position - effect on profit or loss			(445,309)	(617,478)	‐	(7,386,865)	(6,337,689)

(1) Gross transaction costs of R$ 7,246 (R$ 7,807 as of December 31, 2024) and discount on notes in the foreign market of R$ 4,530 (R$ 5,246 as of December 31, 2024).

58

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

Sensitivity analysis with devaluation of the Real and interest rate increase

	Exchange rate - Real devaluation (i)	Interest rate increase (ii)
Effect on profit or loss	(16,511)	(37,135)
Total	(16,511)	(37,135)

(i) The average U.S. dollar rate of R$ 5.9521 was used for the sensitivity analysis, based on future market curves as of March 31, 2025 on the net position of the Company exposed to the currency risk, simulating the effects of devaluation of the Real on profit or loss. The closing rate considered was R$ 5.7422. The table above shows the effects of the exchange rate changes on the net liability position of R$ 445,309 (or US$ 77,550 using the closing rate) in foreign currency as of March 31, 2025.

(ii) For the probable scenario presented, the Company used as a base scenario the market curves affected by the Interbank Deposit (DI) rate and the Long-Term Interest Rate (TJLP). The sensitivity analysis shows the incremental expenses and income that would be recognized in financial result, if the market curves of floating interest at the base date were applied to the average balances of the current year. The annual base rate used was 12.52% and the sensitivity rate was 14.73% according to reference rates made available by B3.

b. Market risk - commodity prices

The Company and its subsidiaries are exposed to commodity price risk, mainly in relation to diesel and gasoline, affected by macroeconomic and geopolitical factors.

The foreign exchange derivative instruments and commodities designated as fair value hedge are concentrated in subsidiary IPP. The objective is to convert the cost of the imported product from fixed to variable until fuel blending, aligning it to the sales price. IPP uses over-the-counter derivatives for this hedge operation, aligning them with the value of the inventories of imported product.

To mitigate this risk, the Company continuously monitors the market and uses hedge operations with derivative contracts, traded on the stock exchange and the over-the-counter market.

Derivative	Fair value (R$ thousand)		Possible scenario (∆ of 10% - R$ thousand)
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Commodity forward	(14,542)	(7,707)	(87,620)	(12,430)

(1) The table above shows the positions of derivative financial instruments to hedge commodity price risk as of March 31, 2025 and December 31, 2024, in addition to a sensitivity analysis considering a valuation of 10% of the closing price for each year. For further information, see Note 26.f.

59

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

c. Credit risk

Credit risk is related to the possibility of non-compliance with a commitment by a counterparty in a transaction. Credit risk is managed strategically and arises from cash equivalents, financial investments, derivative financial instruments and trade receivables, among others.

c.1 Financial institutions and government

The credit risk of financial institutions and governments related to cash and cash equivalents, financial investments and derivative financial instruments as of March 31, 2025, by counterparty rating, is summarized below:

	Fair value
Counterparty credit rating	03/31/2025	12/31/2024
AAA	5,447,823	7,557,385
AA	498,498	305,686
A	3,000	3,668
Others	44,453	164,945
Total	5,993,774	8,031,684

c.2 Trade receivables

Credit granting is managed in subsidiaries based on policies and criteria specific to each business segment. The process includes credit analysis, the establishment of limits and required guarantees, with approval at predefined approval levels.

The subsidiaries manage credit throughout the customer’s life cycle, with specific processes for monitoring credit risk and renegotiating or executing credit, as applicable.

For further information on the allowance for expected credit losses, see Note 5.b.

60

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

d. Liquidity risk

Liquidity risk is the possibility of the Company facing difficulties to comply with its financial obligations, which must be settled with payments or other financial assets.

The main sources of liquidity of the Company and its subsidiaries arise from:

(i)     cash and financial investments;

(ii)    cash flow generated by its operations; and

(iii)   loans.

The Company and its subsidiaries have sufficient working capital and sources of financing to meet their current needs. As of March 31, 2025, the Company and its subsidiaries had R$ 2,737,418 in cash, cash equivalents, and short-term financial investments (for quantitative information, see Note 4).

The table below presents a summary of financial liabilities and leases payable as of March 31, 2025 by the Company and its subsidiaries, listed by maturity. The amounts presented are the contractual undiscounted cash flows, and may differ from the amounts disclosed in the statement of financial position:

	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
Loans including future contractual interest (1) (2)	3,834,093	7,572,536	3,842,710	1,618,389	16,867,728
Derivative instruments (3)	271,673	617,544	55,308	‐	944,525
Trade payables	2,366,664	‐	‐	‐	2,366,664
Trade payables - reverse factoring	1,167,001	‐	‐	‐	1,167,001
Leases payable	420,485	522,906	342,265	906,327	2,191,983
Financial liabilities of customers	30,549	134,647	‐	‐	165,196
Other payables	141,419	14,794	‐	‐	156,213
	8,231,884	8,862,427	4,240,283	2,524,716	23,859,310

(1) The interest on loans was estimated based on the US dollar futures contracts, Yen futures contracts, Euro futures contracts and on the future yield curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 as of March 31, 2025.

(2) Includes estimated interest on short-term and long-term loans until the contractually foreseen payment date.

(3) The derivative instruments were estimated based on the US dollar futures contracts and the future curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 as of March 31, 2025. In the table above, only the derivative instruments with negative results at the time of settlement were considered.

61

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

e. Capital management

The Company manages and optimizes its capital structure based on indicators to ensure business continuity while maximizing return to its shareholders.

Capital structure is comprised of net debt (loans and financing, including debentures, according to Note 15 and leases payable according to Note 12.b, after deduction of cash, cash equivalents and financial investments, according to Note 4), and equity.

The Company may change its capital structure according to economic and financial conditions. Moreover, the Company also seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

Annually, the Company and its subsidiaries revise their capital structure, evaluating the cost of capital and the risks associated with each class of capital including the leverage ratio analysis, which is determined as the ratio between net debt and equity.

The leverage ratio at the end of the period/year is as follows:

	Consolidated
	03/31/2025	12/31/2024
Gross debt (a)	15,038,157	15,787,262
Cash, cash equivalents, and short-term investments (b)	5,993,774	8,031,684
Net debt = (a) - (b)	9,044,383	7,755,578
Equity	15,890,406	15,823,444
Net debt-to-equity ratio	56.92%	49.01%

f. Selection and use of derivative financial instruments

In selecting derivative instruments, the Company considers the estimated rates of return, risks, liquidity, calculation methodology for the carrying and fair values, and the applicable documentation.

Derivative financial instruments are used to hedge identified risks, at amounts that do not exceed 100% of the identified risk. Derivatives are referred to as "derivative instruments" to reflect their restricted function of hedging identified risks.

62

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

The table below summarizes the gross balance of the position of derivative instruments contracted as well as of the gains (losses) that affect the equity and the statement of income of the Company and its subsidiaries:

Derivatives designated as hedge accounting
Product	Contracted rates		Maturity	Notional amount (2)	Fair value as of 03/31/2025		Gains (losses) as of 03/31/2025
	Assets	Liabilities		03/31/2025	Assets	Liabilities	Profit or loss	Fair value adjustment of debt - R$
Foreign exchange swap (1)	USD + 5.44%	106.0% of DI	Mar/26	USD 166,336	40,742	(7,535)	(65,976)	(15,904)
Foreign exchange swap (1)	EUR + 5.02%	107.2% of DI	-	EUR 139,608	‐	‐	(31,009)	(1,520)
Foreign exchange swap (1)	JPY + 1.50%	109.4% of DI	-	JPY 12,564,393	‐	‐	(30,283)	323
Foreign exchange swap (1)	SOFR + 0.93%	103.3% of DI	Feb/26	USD 104,535	476	(27,971)	(26,678)	-
Interest rate swap (1)	IPCA + 5.13%	104.5% of DI	Jun/32	BRL 2,660,000	316,659	‐	94,295	70,780
Interest rate swap (1)	IPCA + 2.93%	69.5% of DI	Nov/41	BRL 252,441	‐	(5,905)	(2,765)	(24,102)
Interest rate swap (1)	11.17%	104.3% of DI	Jul/27	BRL 525,791	‐	(40,891)	10,913	-
Commodity forward (1)	BRL	Heating Oil/ RBOB	Nov/25	USD 45,235	2,670	(21,128)	(14,753)	‐
NDF (1)	BRL	USD	Jun/25	USD 2,836	1,553	(940)	3,226	‐
				Total - designated	362,100	(104,370)	(63,030)	29,577
Derivatives not designated as hedge accounting

Foreign exchange swap	USD + 0.00%	52.5% CDI	Jun/29	USD 300,000	414,139	‐	(73,842)	‐
NDF	USD	BRL	Jun/25	USD 42,927	561	(4,649)	(22,021)	‐
Commodity forward	BRL	Heating Oil/ RBOB	Apr/25	USD 26,528	26,306	(816)	18,759	‐
Interest rate swap	USD + 5.25%	CDI -1.4%	Jun/29	USD 300,000	‐	(309,556)	(2,809)	‐
				Total - not designated	441,006	(315,021)	(79,913)	‐
				Total	803,106	(419,391)	(142,943)	29,577

(1) Derivative financial instruments designated for fair value hedge accounting (see Note 26.g.1).

(2) Currency as indicated.

63

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

Derivatives designated as hedge accounting
Product	Contracted rates		Maturity	Notional amount (2)	Fair value as of 03/31/2024		Gains (losses) as of 03/31/2024
	Assets	Liabilities		03/31/2024	Assets	Liabilities	Profit or loss	Fair value adjustment of debt - R$
Foreign exchange swap (1)	USD + 3.28%	53.60% of DI	-	-	‐	‐	5,581	‐
Foreign exchange swap (1)	USD + 5.47%	110.02% of DI	Sept/25	USD 206,067	‐	(65,532)	14,179	13,661
Foreign exchange swap (1)	EUR + 5.20%	109.44% of DI	Mar/25	EUR 120,147	65	(2,046)	(1,560)	55
Foreign exchange swap (1)	JPY + 1.50%	109.30% of DI	Mar/25	JPY 16,324,393	‐	(87,259)	(29,161)	(6,089)
Interest rate swap (1)	IPCA + 5.03%	102.87% of DI	Jun/32	BRL 3,226,054	597,187	‐	(36,253)	(52,753)
Interest rate swap (1)	10.48%	103.64% of DI	Jul/27	BRL 615,791	5,808	(3,391)	(8,118)	(5,576)
Commodity forward (1)	BRL	Heating Oil/ RBOB	May/24	USD 568	3,661	(1,302)	(43,863)	‐
NDF (1)	BRL	USD	Dec/24	USD 59,103	166	(1,241)	(8,026)	‐
				Total - designated	606,887	(160,771)	(107,221)	(50,702)
Derivatives not designated as hedge accounting
Foreign exchange swap	USD + 0.00%	52.53% CDI	Jun/29	USD 300,000	201,596	‐	11,775	‐
NDF	USD	BRL	May/24	USD 68,561	424	(651)	19,685	‐
Commodity forward	BRL	Heating Oil/ RBOB	Dec/24	USD 137,355	13,942	(7,957)	(1,373)	‐
Interest rate swap	USD + 5.25%	CDI - 1.36%	Jun/29	USD 300,000	‐	(229,271)	(33,028)	‐
				Total - not designated	215,962	(237,879)	(2,941)	‐

				Total	822,849	(398,650)	(110,162)	(50,702)

(1) Derivative financial instruments designated for fair value hedge accounting (see Note 26.g.1).

(2) Currency as indicated.

64

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

g. Hedge accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

The hedged items and the hedging instruments have high correspondence, since the contracted instruments have characteristics equivalent to the transactions considered as the hedged item. The Company and its subsidiaries designated a hedge ratio for transactions designated as hedge accounting, since the underlying risks of the hedging instruments correspond to the risks of the hedged items.

The Company and its subsidiaries discontinue the hedge accounting when the hedging instrument is settled, the hedged item ceases to exist or the hedge no longer meets the requirements for hedge accounting due to the absence of an economic relationship between the hedged item and the hedging instrument.

g.1 Fair value hedge

The Company and its subsidiaries use derivative financial instruments such as fair value hedge to mitigate the risk of variations in interest and exchange rates, which affect the amount of contracted debts. As of March 31, 2025, no material ineffectiveness was identified in fair value hedge operations.

g.2 Cash flow hedge

As of March 31, 2025, the Company and its subsidiaries do not have cash flow hedges.

h. Financial instruments (energy trading futures contracts)

The Company’s subsidiaries operate in the Free Contracting Environment (ACL) and have entered into bilateral energy purchase and sale contracts with different market players. Accordingly, they assume short and long-term commitments. As a result of mismatched operations, they assume energy surplus or deficit positions, which are measured at a future market price curve (forward curve). Therefore, the Company designates these contracts as financial instruments, according to IFRS 9/CPC 48, at the beginning of the contract, to include the recording of the correct exposure to the risk of future purchase and sale transactions of bilateral contracts.

65

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

Sensitivity analysis – level 2 hierarchy

	Valuation technique	Fair value of energy contracts	Sensitivity of inputs to fair value (a)
Financial assets	Discounted cash flow method	731,515	+10%	834,678
			-10%	536,821

Financial liabilities		431,636	+10%	548,940
			-10%	257,478

(a) This 10% variation scenario represents a fluctuation considered reasonable by the Company, based on the history of negotiations concluded under similar market conditions.

27. Acquisition of Interest and Control

a. Hidrovias do Brasil S.A.

In 2023, the Company began the process of acquiring an interest in Hidrovias do Brasil S.A. (“Hidrovias”), through the purchase of a 4.99% direct interest and a 4.99% indirect interest, through Total Return Swaps (“TRS”), recognized as financial asset and measured at fair value in accordance with IFRS 9/CPC 48. On March 18, 2024, the Company contributed its direct interest to its subsidiary Ultrapar Logística Ltda. and settled the TRS. From this date, all transactions have been carried out through subsidiary Ultrapar Logística Ltda.

On May 7, 2024, subsidiary Ultrapar Logística completed the purchase of 128,369,488 shares from Hidrovias, which represented 16.88% of its share capital, at a cost of R$ 3.98/share. Also in May 2024, when obtaining sufficient evidence demonstrating its power to exert significant influence on decisions regarding Hidrovias' financial and operational policies, subsidiary Ultrapar Logística began to recognize its interest in Hidrovias as an investment in an associate with significant influence, in accordance with IAS 28/CPC 18.

On December 26, 2024, subsidiary Ultrapar Logística signed an Advance for Future Capital Increase agreement with Hidrovias, in the amount of R$ 500,000, which was used for subscription and payment of Hidrovias’ shares, in a capital increase approved by the Board of Directors of Hidrovias on February 28, 2025.

Subsequently, throughout the first quarter of 2025, subsidiary Ultrapar Logística acquired additional shares through the Stock Exchange (“B3”) in the amount of R$ 7,373 and reached an interest of 42.26% in Hidrovias’ share capital.

66

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

The transaction amountsfor acquiring an interest in Hidrovias are shown below:

Amount paid for the acquisition of shares – financial asset	579,066
Gain (loss) on fair value adjustment of financial assets	66,267
Total financial asset transferred to the investments line item	645,333
Subsequent acquisitions of additional interests	697,559
Total investment in Hidrovias (A)¹	1,342,892

Participation equivalent to equity of the associate (B)	563,513
Provisional goodwill on acquisition of investment (A-B)	779,379

¹ Equivalent interest calculated with basis on acquisition dates, disregarding the posterior effects of share of profit (loss) of subsidiaries, joint ventures and associates.

Based on applicable accounting standards and supported by an independent appraisal firm, the Company is determining the statement of financial position as at the acquisition date, the fair value of assets and liabilities, and the purchase price allocation (“PPA”), which will be completed in 2025.

b. WTZ Participações S.A.

On September 1, 2024, through subsidiary Cia Ultragaz, the Company acquired 51.7% of the voting share capital of WTZ Participações S.A. (“Witzler”). The transaction qualifies as a business combination as defined in IFRS 3 (CPC 15 (R1)) – Business Combinations. This acquisition is in line with Ultragaz's strategy to expand its offering of energy solutions to its customers, leveraging on its capillarity, commercial strength, brand and extensive base of corporate and residential customers.

Witzler was founded in 2015 and its main activities are the sale of electric energy in the free market and energy management, with a national presence.

The initial payment, including the capital contribution of R$49,490, totaled R$104,490. During the period, amounts relating to contingent consideration were paid, totaling R$ 44,506. The remaining transaction amount of R$ 878 was recorded under “Other payables”. The Company, based on applicable accounting standards and supported by an independent appraisal firm, is determining the statement of financial position as at the acquisition date, the fair value of assets and liabilities and, consequently, goodwill. The provisional goodwill determined is R$ 52,038. The purchase price allocation (“PPA”) will be completed in 2025.

The table below summarizes the consolidated balances of assets acquired and liabilities at the acquisition date, subject to adjustment for purchase price allocation and goodwill determination:

67

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

Assets
Cash and cash equivalents	5,399
Trade receivables	33,168
Recoverable taxes	3,036
Prepaid expenses	170
Other receivables	306

Other investments	5
Property, plant and equipment, net	1,684
Intangible assets, net	11
Derivative instruments	209,348

Liabilities
Loans and financing	68
Trade payables	27,541
Salaries and related charges	2,211
Taxes payable, income and social contribution taxes payable	80,918
Other payables	2,641

Goodwill based on expected future profitability	52,038
Non-controlling interests	67,498
Assets and liabilities consolidated in the opening balance	124,288

Assets acquired	130,867
Liabilities assumed	58,617
Goodwill based on expected future profitability	52,038

Acquisition value	124,288

Comprised by
Cash	55,000
Acquisition of ownership interest via capital contribution (as non-controlling interests)	23,904
Contingent consideration settled	44,506
Contingent consideration to be settled	878
Total consideration	124,288

Net cash outflow resulting from acquisition
Initial consideration in cash	55,000
Contingent consideration settled	44,506
Cash and cash equivalents acquired	(5,399)
Acquisition value	94,107

68

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2025

28. Events after the reporting period

a. Capital increase

According to the Ordinary and Extraordinary General Meeting held on April 16, 2025, the Company approved the capital increase in the amount of R$ 1,365,348, through the incorporation of the amounts recorded in the investments statutory reserve.

b. Foreign loan obtained by Ipiranga

On April 4, 2025, subsidiary Ipiranga raised foreign financing (without financial covenants) in the amount of USD 86,956 (equivalent to R$ 500,000 on the transaction date), with financial charges of USD + 4.0% p.a. and maturing on April 2, 2026. The subsidiary entered into hedging instruments against interest rate and foreign exchange rate variations on American dollar, changing financial charges to 103.8% of the DI rate.  The proceeds from this operation were used to settle the debt related to the CCB of R$ 500,000.

c. Financing from the Constitutional Fund by Ultracargo

On April 10, 2025, subsidiary Ultracargo Logística raised a financing from the Northern Region Constitutional Fund (without financial covenants), in the amount of R$ 106,430, with financial charges of IPCA + 3.2% p.a. and maturing on February 15, 2037.

69

1Q25 Earnings Release

São Paulo, May 07, 2025 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: (UGP, “Company” or “Ultrapar”), operating in energy, mobility, and logistics infrastructure through Ultragaz, Ipiranga, Ultracargo and Hidrovias do Brasil (B3: HBSA3), today announces its results for the first quarter of 2025.

Net revenue	Adjusted EBITDA¹	Recurring Adjusted EBITDA¹
R$ 33.3 billion	R$ 1.2 billion	R$ 1.2 billion

Net income	Cash generation from operations	Investments
R$ 363 million	R$ 3 million	R$ 416 million

1 Accounting adjustments and non-recurring items described in the EBITDA calculation table – page 2

Highlights

  Continuity of good operating results of Ultrapar.
  Continuity of irregularities in biodiesel blending and increased import of naphtha for gasoline affecting the fuel sector. New events in combating irregularities will be implemented: severe laws for non-compliance with decarbonization credits acquisition (started in April) and single-phase taxation of hydrated ethanol for PIS/COFINS (started in May).

  Strong performance in Hidrovias’ results, due to improved navigability conditions and advancements in the management and operation of the company’s assets.
  Advances in Hidrovias’ strategic agenda:

               -  Signing of agreement for the sale of the cabotage operation in the amount of R$ 715 million, increasing its strategic focus and contributing to the reduction of financial leverage.

               -   Capital increase of R$ 1.2 billion, allowing the continuity of its growth agenda, reduction of financial leverage and generate shareholder value.

  Recent funding totaling R$ 1.4 billion with an average cost equivalent to 101% CDI, highlighting the continuity of financing for expansions with development banks.

  Start of Krispy Kreme’s operations in Brazil, a joint venture between AmPm and Krispy Kreme's parent company, under an exclusive partnership model for sales in convenience stores.
  Conclusion of Ultrapar’s planned leadership succession plan, with the change in the Chairman of the Board of Directors, reflecting the continuity of Ultrapar as a long-term strategic shareholder.
70

1Q25
Considerations on the financial and operational information

The financial information presented on this document were extracted from the individual and consolidated interim financial information ("Quarterly Information") for the three months period ended on March 31, 2025, and prepared in accordance with the pronouncement CPC 21 (R1) - Interim Financial Reporting and the International Accounting Standard IAS 34 issued by the International Accounting Standards Board ("IASB"), and presented in accordance with the applicable rules for Quarterly Information, issued by the Brazilian Securities and Exchange Commission (“CVM”). Hidrovias’ results are accounted for with a two-month lag, impacting the share of results of Ultrapar in July 2024. Information on Ipiranga, Ultragaz and Ultracargo is presented without the elimination of intersegment transactions. Therefore, the sum of such information may not correspond to Ultrapar's consolidated information. Additionally, the financial and operational information is subject to rounding and, consequently, the total amounts presented in the tables and charts may differ from the direct numerical sum of the amounts that precede them.

Information denominated EBIT (Earnings Before Interest and Taxes on Income and Social Contribution on Net Income), EBITDA (Earnings Before Interests, Taxes on Income and Social Contribution on Net Income, Depreciation and Amortization); Adjusted EBITDA and Recurring Adjusted EBITDA are presented in accordance with Resolution 156, issued by the CVM on June 23, 2022.

Adjusted EBITDA considers adjustments from usual business transactions that impact the results but do not have potential cash generation, such as the amortization of contractual assets with customers – exclusive rights, amortization the fair value adjustments of associates, and the effect of mark-to-market of energy future contracts. Regarding Recurring Adjusted EBITDA, the Company excludes exceptional or non-recurring items, providing a more accurate and consistent view of its operational performance, avoiding distortions caused by exceptional events, whether positive or negative. Below is the calculation of EBITDA from net income:

R$ million

ULTRAPAR	Quarter
	1Q25	1Q24	4Q24
Net income	363	455	881
(+) Income and social contribution taxes	248	209	776
(+) Net financial (income) expenses	180	283	335
(+) Depreciation and amortization[1]	300	278	299
EBITDA	1,091	1,225	2,291
Accounting Adjustments
(+) Amortization of contractual assets with customers - exclusive rights	105	133	152
(+) Amortization of fair value adjustments on associates acquisition	0	-	0
(+) MTM of energy futures contracts	(9)	-	(64)
Adjusted EBITDA	1,188	1,358	2,379
Ipiranga	832	819	1,841
Ultragaz	393	401	554
Ultracargo	166	165	169
Hidrovias[2]	(139)	-	(104)
Holding and other companies
Holding	(54)	(40)	(50)
Other companies	(10)	(3)	(17)
Extraordinary expenses/provisions and post-closing adjustments from the sales of Oxiteno and Extrafarma	-	16	(14)
Non-recurring items that affected EBITDA
(-) Results from disposal of assets (Ipiranga)	(5)	(36)	(63)
(-) Credits and provisions (Ipiranga)	-	-	(934)
(-) Earnout Stella (Ultragaz)	-	-	(37)
(-) Credits and provisions (Ultragaz)	-	-	(76)
(-) Extraordinary expenses/provisions and post-closing adjustments from the sales of Oxiteno and Extrafarma	-	(16)	14
Recurring Adjusted EBITDA	1,183	1,306	1,284
Ipiranga	826	783	844
Ultragaz	393	401	441
Ultracargo	166	165	169
Hidrovias²	(139)	-	(104)
Holding and other companies
Holding	(54)	(40)	(50)
Other companies	(10)	(3)	(17)

71

1Q25

1  Does not include amortization of contractual assets with customers – exclusive rights

2  Values related to the “share of loss of subsidiaries, joint ventures and associates” in Hidrovias.

R$ million

ULTRAPAR	Quarter
	1Q25	1Q24	4Q24	1Q25 x 1Q24	1Q25 x 4Q24
Net revenues	33,329	30,396	35,401	10%	-6%
Adjusted EBITDA	1,188	1,358	2,379	-12%	-50%
Recurring Adjusted EBITDA[1]	1,183	1,306	1,284	-9%	-8%
Depreciation and amortization[2]	(406)	(410)	(452)	-1%	-10%
Financial result	(180)	(283)	(335)	-36%	-46%
Net income	363	455	881	-20%	-59%
Investments	416	438	776	-5%	-46%
Cash flow from operating activities	3	(573)	2,231	+101%	-100%

1 Non-recurring items described in the EBITDA calculation table – page2
2 Includes amortization of contractual assets with customers – exclusive rights and amortization of fair value adjustments on associates acquisition

Net revenues – Total of R$ 33,329 million (+10% vs. 1Q24), mainly driven by higher revenues from Ipiranga and Ultragaz. Compared to 4Q24, net revenue decreased by 6%, mainly due to lower revenues from Ipiranga.

Recurring Adjusted EBITDA – Total of R$ 1,183 million (-9% vs. 1Q24), primarily due to the negative impact of R$ 139 million of share of  loss of Hidrovias, due to the worst historical droughts in the North and South corridors. Compared to 4Q24, Recurring Adjusted EBITDA decreased by 8%, mainly due to the negative impact of share of loss of Hidrovias and lower EBITDA from Ipiranga.

Results from the Holding and other companies – Negative result of R$ 64 million, driven by (i) R$ 54 million from the Holding expenses, and (ii) a negative result of R$ 10 million from other companies, mainly due to the performance of Refinaria Riograndense.

Share of results of subsidiaries, joint ventures and associates for Hidrovias – Negative result of R$ 139 million in the quarter, equivalent to Ultrapar’s share in the loss of Hidrovias, mainly due to the negative impact of the water crisis on operations in November and December 2024.

Depreciation and amortization – Total of R$ 406 million, a 1% decrease compared to 1Q24 and a 10% decrease compared to 4Q24, mainly due to lower expenses with amortization of contractual assets with customers at Ipiranga.

Financial result – Negative result of R$ 180 million in 1Q25 (improvement of R$ 103 million vs 1Q24 and of R$ 155 million vs 4Q24), mainly reflecting the one-off positive mark-to-market effect of R$ 118 million this quarter, partially offset by the higher CDI rate and higher average net debt.

Net income – Total of R$ 363 million (-20% vs 1Q24), mainly due to the negative impact of Ultrapar’s share in the loss of Hidrovias partially offset by lower financial expenses. Compared to 4Q24, net income decreased by 59%, due to lower EBITDA partially offset by better financial result.

Cash flow from operating activities – Generation of R$ 3 million in 1Q25, compared to the consumption of R$ 573 million in 1Q24, mainly due to lower investment in working capital and income tax paid.

72

1Q25

R$ million

IPIRANGA	Quarter
	1Q25	1Q24	4Q24	1Q25 x 1Q24	1Q25 x 4Q24
Total volume (‘000 m³)	5,578	5,583	6,013	0%	-7%
Diesel	2,775	2,750	2,974	1%	-7%
Otto cycle	2,699	2,745	2,941	-2%	-8%
Others[1]	104	88	99	17%	5%
Adjusted EBITDA (R$ million)	832	819	1,841	2%	-55%
Adjusted EBITDA margin (R$/m³)	149	147	306	2%	-51%
Non-recurring[2]	5	36	997	-85%	-99%
Recurring Adjusted EBITDA (R$ million)	826	783	844	6%	-2%
Recurring Adjusted EBITDA margin (R$/m³)	148	140	140	6%	6%
Recurring Adjusted LTM EBITDA (R$ million)[3]	3,387	3,801	3,343	-11%	1%
Recurring Adjusted LTM EBITDA margin (R$/m³)	144	164	142	-12%	1%

1 Fuel oils, arla 32, kerosene, lubricants and greases

2 Non-recurring items described in the EBITDA calculation table – page 2

Operational performance – Ipiranga’s sales volume remained stable compared to 1Q24, mainly due to the increase of 1% in diesel and the decrease of 2% in the Otto cycle, due to (i) increased irregularities in biodiesel blending, (ii) growth in naphtha imports for gasoline, and (iii) international prices under Petrobras prices, that started in February. Compared to 4Q24, volume was 7% lower, resulting from the typical seasonality between the periods.

Net revenues – Total of R$ 30,234 million (+9% vs 1Q24), mainly due to the effect of the pass-through of fuel cost increases. Compared to 4Q24, net revenues decreased by 6%, due to lower sales volume partially offset by the effects of the pass through of fuel cost increases.

Cost of goods sold – Total of R$ 28,806 million (+9% vs 1Q24), mainly due to higher fuel costs. Compared to 4Q24, costs decreased by 3%, mainly due to the lower sales volume, partially offset by the effect of the fuel cost increases.

Selling, general and administrative expenses - Total of R$ 762 million (+8% vs 1Q24 and +4% vs 4Q24), due to higher personnel expenses (especially collective bargaining agreement) and higher one-off expenses with demobilization of its own fleet. Compared to 4Q24, the increase mainly reflects higher personnel expenses.

Other operating results – Total of negative R$ 105 million (improvement of R$ 60 million vs 1Q24 and of R$ 10 million compared to 4Q24), mainly due to lower expenses with decarbonization credits, given the lower price level.

Result from disposal of assets – Total of R$ 5 million in 1Q25, a decrease of R$ 31 million and of R$ 58 million compared to 1Q24 and 4Q24, respectively, mainly due to lower sale of real estate assets.

Recurring Adjusted EBITDA – Total of R$ 826 million (6% vs 1Q24), mainly due to higher margins resulting from: (i) higher inventory gain in 1Q25 due to fuel price adjustments and (ii) solution of the Amapá irregularities after the tax benefit was revoked in April 2024. These effects were partially offset (i) by increased irregularities in the biodiesel blending, (ii) significant increase in naphtha imports for gasoline, (iii) international prices under Petrobras prices starting in February, resulting in oversupply of products in the market and (iv) higher expenses. Compared to 4Q24, there was a 2% drop, mainly due to the lower sales volume and the effect of the oversupply of products on the market, partially offset by inventory gains.

Investments – R$ 213 million was invested in 1Q25, allocated to the expansion and maintenance of its service stations and franchises network and the expansion of the TRR segment, in addition to investments towards enhancing the technology platform, focusing on the replacement of Ipiranga’s ERP system. Of the total invested, R$ 163 million refers to additions to fixed and intangible assets, R$ 111 million to contractual assets with customers (exclusive rights), and negative R$ 62 million of financing granted to customers, net of receipts.

73

1Q25

R$ million

ULTRAGAZ	Quarter
	1Q25	1Q24	4Q24	1Q25 x 1Q24	1Q25 x 4Q24
Total volume ('000 ton)	406	402	435	1%	-7%
Bottled	257	253	282	2%	-9%
Bulk	149	149	154	0%	-3%
Adjusted EBITDA[1](R$ million)	393	401	554	-2%	-29%
Adjusted EBITDA margin (R$/ton)	967	997	1,272	-3%	-24%
Non-recurring[2]	-	-	113	n/a	n/a
Recurring Adjusted EBITDA[1] (R$ million)	393	401	441	-2%	-11%
Recurring Adjusted EBITDA margin (R$/ton)	967	997	1,014	-3%	-5%
Recurring Adjusted LTM EBITDA[1] (R$ million)	1,679	1,665	1,687	1%	0%
Recurring Adjusted LTM EBITDA margin² (R$/ton)	959	966	966	-1%	-1%

1 Includes contribution from the result of new energies

2 Non-recurring items described in the EBITDA calculation table – page 2

Operational performance – The volume sold by Ultragaz in 1Q25 increased by 1% compared to 1Q24, as a result of a 2% increase in the bottled segment, due to higher market demand, while sales of bulk segment remained stable, due to lower one-off consumption in the special gases segment. Compared to 4Q24, sales volume was 7% lower, reflecting mainly the typical seasonality between the periods.

Net revenues – Total of R$ 2,863 million (+15% vs 1Q24), mainly due to the pass-through of increased costs and higher sales volume. Compared to 4Q24, net revenues decreased by 7%, due to lower sales volume.

Cost of goods sold – Total of R$2,328 million (17% vs 1Q24), due to LPG cost increase, including the increasing impact of the higher cost of LPG acquired from auctions held by Petrobras and the higher sales volume. Compared to 4Q24, the unit cost of goods increased, mainly reflecting the effect of Petrobras auctions and the one-off effect of extraordinary tax credits and of the mark-to-market of energy futures contracts in 4Q24.

Selling, general and administrative expenses – Total of R$ 248 million (+17% vs 1Q24), due to higher expenses with personnel (mainly reflecting business acquisitions and collective bargaining agreement), expenses for prospecting new business and new marketing campaign. Compared to 4Q24, SG&A decreased by 9%, mainly due to lower expenses with personnel and lawsuits.

Other operating results – Total of R$ 16 million, an improvement of R$ 11 million compared to 1Q24 and a worsening of R$ 30 million compared to 4Q24, mainly due to the earnout payable due to acquisition of Stella.

Recurring Adjusted EBITDA – Total of R$ 393 million (-2% vs 1Q24), due to worse margins resulting from the impact of higher LPG costs mentioned above, worse sales mix and higher expenses partially offset by the contribution from new energies. Compared to 4Q24, Recurring Adjusted EBITDA decreased by 11%, mainly due to lower sales volume and worse margins, partially offset by lower expenses.

Investments – R$ 86 million was invested this quarter, mainly directed towards capturing new customers in the bulk segment, the acquisition and replacement of bottles, and new energies, mainly in biomethane segment.

74

1Q25

R$ million

ULTRACARGO	Quarter
	1Q25	1Q24	4Q24	1Q25 x 1Q24	1Q25 x 4Q24
Installed capacity¹ (‘000 m³)	1,067	1,067	1,067	0%	0%
m³ sold (‘000 m³)	4,024	4,196	4,283	-4%	-6%
Adjusted EBITDA (R$ million)	166	165	169	1%	-2%
Adjusted EBITDA margin (%)	61%	63%	60%	-1.4 pp	1.5 pp
Adjusted EBITDA margin (R$/m³ capacity)	52	52	53	1%	-2%
Adjusted LTM EBITDA (R$ million)	669	654	668	2%	0%
Adjusted LTM EBITDA margin (%)	62%	63%	62%	-1,0 pp	-0,3 pp

1 Monthly average

Operational performance - The average installed capacity remained stable across the periods. The m³ sold decreased by 4% compared to 1Q24, with lower fuel handling in Santos and Itaqui partially offset by higher handling in Opla and spot operation in Aratu. Compared to 4Q24, the m³ sold decreased by 6%, due to the lower fuel handling in Santos, Itaqui and Opla partially offset by higher spot handling in Aratu.

Net revenues – Total of R$ 271 million (3% vs 1Q24), due to higher spot sales in Aratu and the start of own operations in Opla, partially offset by lower fuel handling. Compared to 4Q24, net revenues decreased by 4%, mainly reflecting lower fuel revenues partially offset by higher spot sales in Aratu.

Cost of services provided – Total of R$ 103 million (12% vs 1Q24), due to higher costs of materials and maintenance, and with the start of the company’s own operation in Opla. Compared to 4Q24, there was an increase of 2%.

Selling, general and administrative expenses - Total of R$ 42 million (-8% vs 1Q24 and -19% vs 4Q24), mainly due to lower personnel expenses and expansion projects

Adjusted EBITDA – Total of R$ 166 million (+1% vs 1Q24), mainly due to spot sales in Aratu and lower expenses, partially offset by the lower m³ sold, with fuel handling. Compared to 4Q24, there was a 2% reduction mainly due to lower m³ sold, partially offset by lower expenses.

Investments – R$ 113 million was invested this quarter, primarily allocated to expansion projects at the Itaqui, Santos and Rondonópolis terminals and the Opla railway branch.

75

1Q25

R$ million

ULTRAPAR - Indebtedness	Quarter
	1Q25	1Q24	4Q24
Cash and cash equivalents	5,994	6,607	8,032
Gross debt	(13,556)	(12,958)	(14,302)
Leases payable	(1,482)	(1,472)	(1,485)
Net debt	(9,044)	(7,823)	(7,756)
Net debt/Adjusted LTM EBITDA¹	1.7x	1.3x	1.4x
Trade payables – reverse factoring (draft discount)	(1,167)	(1,304)	(1,015)
Financial liabilities of customers (vendor)	(151)	(278)	(180)
Receivables from divestments (Oxiteno and Extrafarma)	-	964	-
Net debt + draft discount + vendor + receivables	(10,362)	(8,441)	(8,950)
Average gross debt duration (years)	3.3	3.5	3.2
Average cost of gross debt	110% DI	109% DI	110% DI
	DI + 1.3%	DI + 0.9%	DI + 1.1%
Average cash yield (% DI)	100%	97%	98%

1 LTM Adjusted EBITDA does not include closing adjustments from the sale of Extrafarma and extraordinary tax credits

Ultrapar ended 1Q25 with a net debt of R$ 9 billion (1.7x Adjusted LTM EBITDA), compared to R$ 7.8 billion in December 2024 (1.4x Adjusted LTM EBITDA). The increase in net debt is mainly due to the payment of dividends and share buybacks, totaling R$ 584 million, and investment in working capital, resulting from the higher working capital level at Ipiranga (driven by increases in fuel costs) and the seasonal effect of suppliers at the beginning of the year. The increase in financial leverage is mainly due to the increase in net debt

Cash and maturity profile and breakdown of the gross debt (R$ million):

76

1Q25

Updates on ESG themes

Ultrapar released its 2024 Sustainability Report in March 2025, reaffirming the commitment and transparency with the appropriate governance of the subject. The document details the progress in governance, operations and socio-environmental impact, in addition to advances in the ESG 2030 plan over the last year. To access the report, click here.

In addition, for the second consecutive year Ultrapar joined the portfolio of Corporate Sustainability Index (ISE) of B3, standing out for its practices in governance and corporate sustainability. This recognition reflects the company’s progress in sustainability, including the implementation of the ESG 2030 plan.

Business Update

In January 2025, Ultracargo joined the Sustainability Pact, a pioneering initiative led by the Ministry of Ports and Airports with the support of Moveinfra, an association of which Ultracargo is one of the founding companies. This strengthens our role as protagonists in the development of sustainable infrastructure and reaffirms our commitment to the environment, the valuing of people and the best practices in management and transparency.

In April 2025, Ipiranga published its 2024 Sustainability Report, bringing together the main business results and progress on ESG goals. To access the report, click here (Portuguese only).

During the quarter, Ultragaz launched the “Tá Ligado” campaign to reinforce its role in the energy transition, highlighting biomethane and renewable electric energy.

ULTRAPAR – Capital Markets	Quarter
	1Q25	1Q24	4Q24
Final number of shares (‘000 shares)	1,115,507	1,115,404	1,115,440
Market cap¹ (R$ million)	19,086	31,756	17,713
B3
Average daily trading volume (‘000 shares)	6,688	5,366	5,898
Average daily financial volume (R$ thousand)	111,021	153,270	111,271
Average share price (R$/share)	16.60	28.56	18.86
NYSE
Quantity of ADRs[2] (‘000 ADRs)	66,273	56,388	65,758
Average daily trading volume (‘000 ADRs)	1,694	1,443	2,159
Average daily financial volume (US$ thousand)	4,961	8,361	6,953
Average share (US$/ADRs)	2.93	5.79	3.22
Total
Average daily trading volume (‘000 shares)	8,382	6,809	8,057
Average daily financial volume (R$ thousand)	139,841	194,694	151,999

1 Calculated on the closing share price for the period

2 1 ADR = 1 common share

77

1Q25

The average daily trading volume of Ultrapar, considering trades on B3 and NYSE, was R$ 140 million/day in 1Q25 (-28% vs 1Q24). Ultrapar’s shares ended 1Q25 priced at R$ 17.11 on B3, an appreciation of 8% in the quarter, in line with the Ibovespa stock index. On the NYSE, Ultrapar’s shares appreciated by 17%, while the Dow Jones index depreciated by 1% in the quarter.  Ultrapar ended 1Q25 with a market cap of R$ 19.1 billion.

1Q25 Conference call

Ultrapar will host a conference call with analysts and investors on May 8, 2025, to comment on the Company’s performance in the first quarter of 2025 and its outlook. The presentation will be available for download on the Company’s website 30 minutes prior to the start.

The conference call will be broadcast via zoom and conducted in Portuguese with simultaneous translation into English. Please connect 10 minutes in advance.

Conference call in Portuguese with simultaneous translation into English

Time: 11:00 (BRT) / 10:00 (EDT)

Access link via Zoom

Participants in Brazil and international: Click here

78

1Q25

R$ million

ULTRAPAR – Balance sheet	Mar 25	Mar 24	Dec 24

ASSETS
Cash and cash equivalents	1,436	3,748	2,072
Financial investments and derivative financial instruments	1,301	309	2,553
Trade receivables and reseller financing	4,065	4,207	4,052
Trade receivables - sale of subsidiaries	-	964	-
Inventories	4,135	4,372	3,917
Recoverable taxes	2,130	1,688	2,192
Energy trading futures contracts	349	-	141
Prepaid expenses	202	185	164
Contractual assets with customers - exclusive rights	646	779	659
Other	309	323	298
Total current Assets	14,574	16,575	16,048
Financial investments and hedge derivative financial instruments	3,256	2,550	3,407
Trade receivables and reseller financing	741	599	793
Deferred income and social contribution taxes	869	1,155	937
Recoverable taxes	2,763	2,548	2,996
Energy trading futures contracts	382	-	263
Escrow deposits	402	1,035	446
Prepaid expenses	43	53	41
Contractual assets with customers - exclusive rights	1,456	1,437	1,473
Related Parties	52	41	48
Other receivables	224	265	241
Investments in subsidiaries, joint ventures and associates	2,025	316	2,149
Right-of-use assets	1,644	1,672	1,671
Property, plant and equipment	7,251	6,495	7,136
Intangible assets	2,074	1,872	1,908
Total non-current assets	23,180	20,039	23,510

Total assets	37,755	36,613	39,558

LIABILITIES
Trade payables	2,367	3,078	3,518
Trade payables - reverse factoring	1,167	1,304	1,015
Loans, financing and derivative financial instruments	1,866	2,831	3,175
Debentures	716	942	378
Salaries and related charges	371	349	480
Taxes payable	329	251	473
Leases payable	319	314	316
Energy trading futures contracts	285	-	67
Financial liabilities of customers (vendor)	102	148	117
Provision for decarbonization credits	96	-	-
Dividends payable	48	31	327
Other payables	633	633	626
Total current liabilities	8,299	9,881	10,493
Loans, financing and derivative financial instruments	6,502	5,002	6,393
Debentures	4,471	4,183	4,356
Energy trading futures contracts	147	-	48
Provision for tax, civil and labor risks	602	1,241	611
Post-employment benefits	203	247	199
Leases payable	1,163	1,158	1,169
Financial liabilities of customers (vendor)	49	130	63
Related Parties	4	3	4
Other payables	423	393	399
Total non-current liabilities	13,565	12,356	13,241

Total liabilities	21,864	22,237	23,734
EQUITY
Share capital	6,622	6,622	6,622
Reserves	8,604	6,997	8,603
Treasury shares	-711	-470	-596
Others	681	680	531
Non-controlling interests in subsidiaries	695	548	665
Total equity	15,890	14,376	15,823

Total liabilities and equity	37,755	36,613	39,558
Cash and cash equivalents	5,994	6,607	8,032
Gross debt	-13,556	-12,958	-14,302
Leases payable	-1,482	-1,472	-1,485
Net debt	-9,044	-7,823	-7,756

79

1Q25

R$ million

ULTRAPAR – Income statement	Quarter
	1Q25	1Q24	4Q24

Net revenues from sales and services	33,329	30,396	35,401
Cost of products sold and services provided	(31,188)	(28,335)	(32,166)
Gross profit	2,142	2,061	3,236
Operating revenues (expenses)
Selling and marketing	(602)	(569)	(615)
General and administrative	(518)	(441)	(497)
Results from disposal of assets	5	37	66
Other operating income (expenses), net	(87)	(138)	(77)
Operating income	941	950	2,113
Financial result, net
Financial income	177	160	219
Financial expenses	(357)	(443)	(555)
Total share of profit (loss) of subsidiaries, joint ventures and associates
Share of profit (loss) of subsidiaries, joint ventures and associates	(149)	(3)	(120)
Amortization of fair value adjustments on associates acquisition	(0)	-	(0)
Income before income and social contribution taxes	611	665	1,657
Income and social contribution taxes
Current	(164)	(88)	(364)
Deferred	(83)	(121)	(412)
Net income	363	455	881
Net income attributable to::
Shareholders of Ultrapar	333	431	842
Non-controlling interests in subsidiaries	30	24	39
Adjusted EBITDA	1,188	1,358	2,379
Non-recurring[1]	(5)	(52)	(1,096)
Recurring Adjusted EBITDA	1,183	1,306	1,284
Depreciation and amortization[2]	406	410	452
Total investmets³	416	438	776
MTM of energy futures contracts	(9)	-	(64)
RATIOS
Earnings per share (R$)	0.30	0.39	0.76
Net debt / Adjusted LTM EBITDA4	1.7x	1.3x	1.4x
Gross margin (%)	6.4%	6.8%	9.1%
Operating margin (%)	2.8%	3.1%	6.0%
Adjusted EBITDA margin (%)	3.6%	4.5%	6.7%
Recurring Adjusted EBITDA margin (%)	3.5%	4.3%	3.6%
Number of employees	9,999	9,988	9,561

¹ Non-recurring items described in the EBITDA calculation table – page 2

² Includes amortization with contractual assets with customers – exclusive rights

³ Includes property, plant and equipment and additions to intangible assets (net of divestitures), contractual assets with customers (exclusive rights), initial direct costs of assets with right of use, contributions made to SPEs (Specific Purpose Companies), payment of grants, financing of clients, rental advances (net of receipts), acquisition of shareholdings and payments of leases

4 Adjusted LTM EBITDA does not include closing adjustments from the sale of Extrafarma and extraordinary tax credits

80

		R$ million
ULTRAPAR - Cash flows	Quarter
	1Q25	1Q24

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	363	455
Adjustments to reconcile net income to cash provided (consumed) by operating activities
Share of profit (loss) of subsidiaries, joint ventures and associates and amortization of fair value adjustments on associates acquisition	149	3
Amortization of contractual assets with customers - exclusivity rights	105	133
Amortization of right-of-use assets	78	71
Depreciation and amortization	226	209
Interest, monetary variations and foreign exchange variations	231	386
Current and deferred income and social contribution taxes	248	209
Gain (loss) on disposal or write-off of property, plant and equipment, intangible assets and other assets	(16)	(72)
Equity instrument granted	15	10
Gain (loss) on the fair value of energy contracts	(9)	-
Provision for decarbonization - CBios	116	183
Other provisions and adjustments	3	51

Cash flows from operating activities before changes in working capital	1,511	1,639

(Increase) decrease in assets
Trade receivables and reseller financing	21	177
Inventories	(216)	(77)
Recoverable taxes	295	364
Dividends received from subsidiaries, associates and joint ventures	1	1
Other assets	(17)	(138)

Increase (decrease) in liabilities
Trade payables and trade payables - reverse factoring	(998)	(1,340)
Salaries and related charges	(110)	(146)
Taxes payable	17	(4)
Income and social contribution taxes payable	(305)	(450)
Other liabilities	50	(42)

Acquisition of CBios and carbon credits	(153)	(338)
Payments of contractual assets with customers - exclusivity rights	(58)	(92)
Payment of contingencies	(9)	(31)
Income and social contribution taxes paid	(25)	(103)

Net cash provided (consumed) by operating activities	3	(580)

CASH FLOWS FROM INVESTING ACTIVITIES
Financial investments, net of redemptions	1,244	(1,547)
Acquisition of property, plant and equipment and intangible assets	(382)	(326)
Cash provided by disposal of investments and property, plant and equipment	14	89
Net cash consumed by subsidiaries acquisition	(50)	-

Net cash provided (consumed) by operating activities	827	(1,784)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans, financing and debentures
Proceeds	1,682	1,349
Repayments	(2,077)	(137)
Interest and derivatives (paid) or received	(337)	(427)
Payments of lease	(87)	-
Principal	(54)	(72)
Interest paid	(33)	(48)
Dividends paid	(488)	(438)
Payments of financial liabilities of customers	(35)	(41)
Repurchase of treasury shares	(97)	-
Related parties	(3)	(8)

Net cash provided (consumed) by financing activities	(1,442)	179

Effect of exchange rate changes on cash and cash equivalents in foreign currency	(23)	7

Increase (decrease) in cash and cash equivalents	(636)	(2,178)

Cash and cash equivalents at the beginning of the period	2,072	5,926

Cash and cash equivalents at the end of the period	1,436	3,748

Non-cash transactions:
Addition on right-of-use assets and leases payable	77	68
Addition on contractual assets with customers - exclusivity rights	17	16
Transfer between trade receivables and other assets accounts	-	4
Share buyback	17	-

81

1Q25

Starting from 1Q25, the concept of operating capital has been adjusted to reflect all balances of operational assets and liabilities from management's perspective, including primarily the balances of current and deferred income tax, with the comparative balances for 2024 being restated (previously, due to the centralized management of these items, these balances were only included in Ultrapar's consolidated view).

R$ million

IPIRANGA – Employed capital	Mar 25	Mar 24	Dec 24
Operating assets
Trade receivables and reseller financing	4,087	4,198	4,187
Inventories	3,926	4,161	3,702
Taxes	4,192	3,689	4,468
Recoverable income and social contribution taxes	369	323	392
Judicial deposits	329	311	322
Deferred income and social contribution taxes	593	716	639
Others	537	599	541
Contractual assets with customers - exclusive rights	2,102	2,215	2,132
Right-of-use assets (leases)	884	888	912
Investments	141	66	146
Property, plant and equipment	3,302	3,249	3,282
Intangible	1,191	1,039	1,017
Total operating assets	21,653	21,455	21,740
Operating liabilities
Trade payables and reverse factoring	3,198	4,066	4,101
Salaries and related charges	195	182	265
Post-employment benefits	221	263	217
Taxes	126	141	112
Income and social contribution taxes payable	93	17	273
Deferred income and social contribution taxes	2	13	1
Provisions for tax, civil, and labor risks	416	459	417
Leases payable	730	706	741
Financial liabilities of customers (vendor)	151	278	180
Provision for decarbonization credit	96	-	-
Others	605	666	591
Total operating liabilities	5,833	6,791	6,897

82

1Q25

R$ million

IPIRANGA – Income statement	Quarter
	1Q25	1Q24	4Q24

Net revenues	30,234	27,693	32,097
Cost of products sold and service provided	(28,806)	(26,313)	(29,789)
Gross profit	1,429	1,380	2,308
Operating expenses
Selling and marketing	(452)	(434)	(439)
General and administrative	(310)	(274)	(291)
Results from disposal of assets	5	36	63
Other operating income (expenses), net	(105)	(165)	(114)
Operating income	568	544	1,528
Share of profit (loss) of subsidiaries, joint ventures and associates	(2)	(2)	(3)
Adjusted EBITDA	832	819	1,841
Non-recurring1	(5)	(36)	(997)
Recurring Adjusted EBITDA	826	783	844
Depreciation and amortization[2]	266	278	316
RATIOS
Gross margin (R$/m³)	256	247	384
Operating margin(R$/m³)	102	97	254
Adjusted EBITDA margin (R$/m³)	149	147	306
Recurring Adjusted EBITDA margin (R$/m³)	148	140	140
Number of service stations	5,847	5,881	5,860
Number of employees	4,130	5,127	4,512

¹ Non-recurring items described in the EBITDA calculation table – page 2

² Includes amortization with contractual assets with customers – exclusive rights

83

1Q25

Starting from 1Q25, the concept of operating capital has been adjusted to reflect all balances of operational assets and liabilities from management's perspective, including primarily the balances of current and deferred income tax, with the comparative balances for 2024 being restated (previously, due to the centralized management of these items, these balances were only included in Ultrapar's consolidated view).

R$ million

ULTRAGAZ – Employed capital	Mar 25	Mar 24	Dec 24

Operating assets
Trade receivables	678	586	633
Inventories	195	199	202
Taxes	220	135	219
Recoverable income and social contribution taxes	32	16	34
Judicial deposits	48	712	101
Deferred income and social contribution taxes	80	203	104
Others	157	115	121
Right-of-use assets (leases)	147	155	152
Investments	5	0	1
Property, plant and equipment, net	1,575	1,456	1,566
Intangible assets, net	327	278	334

Total operating assets	3,464	3,855	3,467

Operating liabilities
Trade payables	245	237	282
Salaries and related charges	111	102	121
Taxes	24	9	17
Income and social contribution taxes payable	35	44	17
Deferred income and social contribution taxes	117	(0)	-
Provisions for tax, civil, and labor risks	16	627	14
Leases payable	184	192	189
Others	199	202	324

Total operating liabilities	932	1,412	965

84

1Q25

R$ million

ULTRAGAZ - Income statement	Quarter
	1Q25	1Q24	4Q24

Net revenues	2,863	2,500	3,068

Cost of products sold and service provided	(2,328)	(1,985)	(2,321)
Gross profit	536	515	747
Operating expenses
Selling and marketing	(149)	(131)	(176)
General and administrative	(99)	(80)	(95)
Results from disposal of assets	0	0	3
Other operating income (expenses), net	16	4	45
Operating income	303	308	524
Share of profit (loss) of subsidiaries, joint ventures and associates	0	(0)	0
MTM of energy futures contracts	(9)	-	(64)
Adjusted EBITDA[1]	393	401	554

Non-recurring[2]	-	-	(113)

Recurring Adjusted EBITDA[1]	393	401	441

Depreciation and amortization³	98	93	94
RATIOS
Gross margin (R$/m³)	1,318	1,281	1,715
Operating margin(R$/m³)	746	766	1,204
Adjusted EBITDA margin (R$/m³)	967	997	1,272
Recurring Adjusted EBITDA margin (R$/m³)	959	966	966
Number of employees	3,736	3,536	3,711

1 Includes contribution from the results of new energies

2 Non-recurring items described in the EBITDA calculation table – page2

3 Includes amortization with contractual assets with customers - exclusive rights

85

1Q25

Starting from 1Q25, the concept of operating capital has been adjusted to reflect all balances of operational assets and liabilities from management's perspective, including primarily the balances of current and deferred income tax, with the comparative balances for 2024 being restated (previously, due to the centralized management of these items, these balances were only included in Ultrapar's consolidated view).

R$ million

ULTRACARGO – Employed capital	Mar 25	Mar 24	Dec 24
Operating assets
Trade receivables	44	38	47
Inventories	14	12	13
Taxes	2	7	2
Recoverable income and social contribution taxes	49	43	47
Judicial deposits	9	10	9
Deferred income and social contribution taxes	36	50	34
Others	38	67	29
Right-of-use assets (leases)	606	621	600
Investments	217	216	216
Property, plant and equipment, net	2,296	1,722	2,210
Intangible assets, net	283	284	284

Total operating assets	3,592	3,069	3,491

Operating liabilities
Trade payables	71	56	134
Salaries and related charges	34	33	49
Taxes	15	14	19
Income and social contribution taxes payable	33	23	31
Deferred income and social contribution taxes	0	0	-
Provisions for tax, civil, and labor risks	28	30	28
Leases payable	560	565	546
Others	23	39	29

Total operating liabilities	765	759	837

86

1Q25

R$ million

ULTRACARGO - Income statement	Quarter
	1Q25	1Q24	4Q24

Net revenues	271	263	283
Cost of products sold and service provided	(103)	(92)	(102)
Gross profit	167	171	181
Operating expenses
Selling and marketing	(2)	(4)	(2)
General and administrative	(40)	(42)	(50)
Results from disposal of assets
Other operating income (expenses), net	0	(0)	0
Operating expenses	2	2	2
Operating income	128	127	132
Total share of profit (loss) of subsidiaries, joint ventures and associates
Share of profit (loss) of subsidiaries, joint ventures and associates	1	1	1
Amortization of fair value adjustments on associates acquisition	(0)	-	(0)

Adjusted EBITDA	166	165	169

Depreciation and amortization¹	38	37	37
RATIOS
Gross margin (%)	61.8%	65.0%	64.0%
Operating margin(%)	47.2%	48.3%	46.5%
Adjusted EBITDA margin (%)	61.4%	62.8%	59.9%
Number of employees	846	843	843

1 Includes amortization of fair value adjustments on associates acquisition

87

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,

held on May 7th, 2025)

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ Nr. 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Hour and Place:

May, 7th, 2025, at 10:00 a.m., at the Company’s headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1.343, 9th floor, in the City and State of São Paulo, participation via Microsoft Teams was also permitted.

Members in attendance:

(i) Members of the Board of Directors undersigned; (ii) Secretary of the Board of Directors, Ms. Denize Sampaio Bicudo; (iii) Chief Executive Officer, Mr. Rodrigo de Almeida Pizzinatto; (iv) Chief Financial Officer, Mr. Alexandre Mendes Palhares; and (v) the Executive Officers of the Company Businesses, Mrs. Décio de Sampaio Amaral, Leonardo Remião Linden and Tabajara Bertelli Costa.

Matters discussed and resolutions:

1.	After having analyzed and discussed the performance of the Company in the first quarter of the current fiscal year, the respective financial statements were approved

Notes: The resolutions were approved, with no amendments or qualifications, by all Board members.

There being no further matters to discuss, the meeting was concluded, and these minutes were written, read, passed, and signed by all the Board members present.

Marcos Marinho Lutz – Chairman

Jorge Marques de Toledo Camargo – Vice-Chairman

Flávia Buarque de Almeida

Fabio Venturelli

José Mauricio Pereira Coelho

Marcelo Faria de Lima

Peter Paul Lorenço Estermann

Vânia Maria Lima Neves

Denize Sampaio Bicudo – Secretary of the Board of Directors

88

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 07 , 2025

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer